Exhibit 99.3

Brookfield

Reinsurance Ltd.

M A N A G E M E N T I N F O R M A T I O N

C I R C U L A R

Annual General and Special Meeting – July 22, 2024

LETTER TO SHAREHOLDERS

To our shareholders,

You are invited to attend an annual general and special meeting of holders of shares of Brookfield Reinsurance Ltd. (“Brookfield Reinsurance”, “we,” “our” or the “company”). The meeting will occur at 10:30 a.m. Eastern Daylight Time on Monday, July 22nd in a virtual meeting format via live audio webcast available online at https://web.lumiagm.com/406423725 (Password: “brookfield2024” (case sensitive)). You can read about the business of the meeting beginning on page 11 of the accompanying Management Information Circular (the “Circular”). This Circular also provides important information on voting your shares at the meeting, our ten (10) director nominees, our corporate governance practices, and director and executive compensation. Additional details on how to access our live audio and participate in our annual general and special meeting can be found in the “General Proxy Matters” section of the Circular.

Our company was incorporated on December 10, 2020 under Bermuda law as an exempted company limited by shares. Our company is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions Through our operating subsidiaries, we offer a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. In doing so, we seek to match our liabilities with a portfolio of high-quality investments in order to generate attractive, risk-adjusted returns within our business. We leverage our relationship with Brookfield in order to opportunistically source new business and deploy our capital in assets that are tailored to our investment needs. Our relationship with Brookfield provides us with access to a diverse mix of leading alternative investment strategies that we believe are well-suited for this purpose.

An investment in our company’s class A exchangeable limited voting shares (“class A exchangeable shares”) or our class A-1 exchangeable non-voting shares (“class A-1 exchangeable shares” and together with the class A exchangeable shares, the “exchangeable shares”) is intended to be, as nearly as practicable, functionally and economically equivalent to an investment in class A limited voting shares (“Brookfield Class A Share”) of Brookfield Corporation. Each exchangeable share is exchangeable on a one-for-one basis into a Brookfield Class A Share at any time and receives distributions, at the same time and in the same amounts per share as the cash dividends paid on each as a Brookfield Class A Share. Due to this intended economic equivalence, we strongly encourage shareholders to read the company’s continuous disclosure documents together with those of Brookfield Corporation.

Name Change

Since our company was spun off of Brookfield Corporation in 2021, our insurance offerings have diversified significantly. Through our subsidiaries, our company offers a range of retirement services, wealth protection products and tailored capital solutions focused on securing the financial futures of individuals and institutions. Due to the fact that our company is a “paired entity” to Brookfield Corporation, holders of our exchangeable shares benefit from the growth and diversification of our business as part of the overall growth and success of Brookfield Corporation. At the meeting, our company will be seeking approval from our shareholders to authorize our company to change its name from “Brookfield Reinsurance Ltd.” to “Brookfield Wealth Solutions Ltd.” in order to better reflect the nature of our business and our relationship with overall Brookfield.

Simplification of Our Capital Structure

At the meeting, our company is seeking the approval of our shareholders to make certain amendments to our bye-laws that are, among other things, designed to simplify and enhance our capital structure. These amendments will allow all investors to invest in a single class of listed securities of our company without having to limit their ownership such that the number of shares they hold represents less than 10% of the voting shares of our company, which is an ownership threshold for insurance regulatory purposes in most of the jurisdictions in which we operate. We expect these changes will enhance the liquidity of our listed shares since there will be one combined class with more than 40 million outstanding securities following the re-designation of the class A-1 exchangeable shares.

The bye-law amendments will (i) implement a voting restriction on the class A exchangeable shares whereby no shareholder will be able to vote more than 9.9% of the outstanding class A exchangeable shares of our company, even if their ownership exceeds 9.9%; (ii) provide for the automatic re-designation of all of our issued and outstanding class A-1 exchangeable shares into class A exchangeable shares on a one-for-one basis; (iii) revise the definition of “Exchange Factor” in the bye-laws to clarify the circumstances in which no adjustment is required to the exchange ratio for normal course or similar stock buybacks by Brookfield Corporation; and (iv) reflect the current name of our company and the current name and trading symbols of Brookfield Corporation, as well as clarify when a revocation or amendment to our bye-laws takes effect.

Escrowed Stock Plan

At the meeting, our company is seeking shareholder approval to authorize our company to adopt an escrowed stock plan (the “Escrowed Stock Plan”). The Escrowed Stock Plan is intended to provide designated executives and key employees of our company and designated executives and key employees of Brookfield that provide services to our company or our affiliates with compensation that will align their long-term interests with those of our company’s shareholders.

Potential Share Issuances

In November 2023, our company successfully completed a reverse exchange offer (the “2023 Exchange Offer”), pursuant to which holders of Brookfield Class A Shares were offered newly issued class A-1 exchangeable shares in exchange for a Brookfield Class A Share on a one-for-one basis. The 2023 Exchange Offer more than tripled the total number of exchangeable shares outstanding, meaningfully enhancing our capital structure. This result was achieved without any dilution to holders of the exchangeable shares or Brookfield Class A Shares, due to the fact that Brookfield Reinsurance is a “paired entity” to Brookfield Corporation.

In the future our company or Brookfield Corporation or one of its subsidiaries (a “Brookfield Acquiror”) may seek to provide shareholders of Brookfield Corporation with opportunities to increase their ownership of our exchangeable shares by way of one or more public or private reverse exchange or similar transactions, including offers similar to the 2023 Exchange Offer, or by way of other mechanisms, such as an offer by Brookfield Corporation to its shareholders. Our company is therefore seeking the approval of our shareholders to issue or provide for the delivery of exchangeable shares, directly or indirectly, during the twelve-month period from the date of the meeting, in connection with one or more reverse exchange offers or transactions having a similar effect (including any initial issuance of exchangeable shares to a Brookfield Acquiror for subsequent delivery to Brookfield Corporation shareholders) (such transactions, “Share Issuance Transactions”). The company has made no determination to proceed with any Share Issuance Transaction, and there is no guarantee that a Share Issuance Transaction may occur during such twelve-month period.

The purpose of any Share Issuance Transaction will be to increase the equity base and market capitalization of our company, which in turn will position our company for future growth. Brookfield Reinsurance is a “paired entity” to Brookfield Corporation, enabling any such Share Issuance Transaction to be structured so that the equity base and market capitalization of Brookfield Reinsurance can be enhanced without any dilution to holders of exchangeable shares or Brookfield Class A Shares.

If consummated, each Share Issuance Transaction would also provide holders of Brookfield Class A Shares with an alternative, efficient means through which to hold an interest in the paired entity.

Record Date and Other Shareholder Information

The company has fixed June 21, 2024 as the record date for determining those shareholders entitled to receive notice and to vote at the meeting. The accompanying Circular provides additional information relating to the matters to be dealt with at the meeting.

Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the meeting, please take the time to vote by using the internet or by telephone as described in this Circular or by completing the enclosed proxy card and mailing it in the enclosed envelope. You are urged to read this information carefully and, if you require assistance, to consult your own legal, tax, financial or other professional advisor.

If you are not registered as the holder of your shares but hold your shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your shares. See the section in the Circular entitled “General Proxy Matters” for further information on how to vote your shares.

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On behalf of the board of directors, I wish to express our appreciation for your continued faith in us and we look forward to meeting with you (virtually) on Monday, July 22, 2024.

Yours truly,

Lori Pearson

Lori Pearson

Chair of the board of directors

June 14, 2024

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NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

An annual general and special meeting (the “meeting”) of the holders of class A exchangeable limited voting shares (“class A exchangeable shares”), class A-1 exchangeable non-voting shares (“class A-1 exchangeable shares” and together with the class A exchangeable shares, the “exchangeable shares”), class B limited voting shares (the “class B shares”) and class C non-voting shares (the “class C shares”) of Brookfield Reinsurance Ltd. (“Brookfield Reinsurance”, “we,” “our” or the “company”) will be held on Monday, July 22nd at 10:30 a.m. Eastern Daylight Time (“EDT”), in a virtual meeting format via live audio webcast available online at https://web.lumiagm.com/406423725 (Password: “brookfield2024” (case sensitive)):

1.	to receive the audited consolidated financial statements of the company for the fiscal year ended December 31, 2023, including the external auditor’s report thereon;

2.	to elect each of the ten (10) director nominees of the company who will serve until the next annual meeting of shareholders;

3.

to re-appoint Deloitte LLP, the external auditor of the company, who will serve until the next annual meeting of shareholders and authorize the board of directors of the company to set its remuneration;

4.	to consider and, if thought advisable, pass a resolution (the “Return of Capital Resolution”) approving:

(i)

a quarterly return of capital distributions on each of the class A exchangeable shares, the class A-1 exchangeable shares and the class B shares of the company, and corresponding reductions to the authorized share capital of the company, in each case, in respect of the periods ending on or around September 27, 2024, December 31, 2024, March 31, 2025 and June 30, 2025;

(ii)	an annual return of capital distribution on the Class A Junior Preferred Shares, Series 1 of the company, and corresponding reductions to the authorized share capital of the company;

(iii)	an annual return of capital distribution on the Class A Junior Preferred Shares, Series 2 of the company, and corresponding reductions to the authorized share capital of the company;

5.

to consider and, if deemed advisable, to pass a resolution (the “Name Change Resolution”), authorizing our company to change its name from “Brookfield Reinsurance Ltd.” to “Brookfield Wealth Solutions Ltd.”;

6.

consider and, if thought advisable, pass a resolution (the “Bye-Law Amendment Resolution”) authorizing our company to make certain amendments to our bye-laws, as more particularly described in this Circular, including, to (i) implement a voting restriction on the class A exchangeable shares whereby no shareholder will be able to vote more than 9.9% of the outstanding class A exchangeable shares of our company, even if their ownership exceeds 9.9%; (ii) provide for the automatic re-designation of all of our issued and outstanding class A-1 exchangeable shares into class A exchangeable shares on a one-for-one basis; (iii) revise the definition of “Exchange Factor” in the bye-laws to clarify the circumstances in which no adjustment is required to the exchange ratio for normal course or similar stock buybacks by Brookfield Corporation; and (iv) reflect the current name of our company and the current name and trading symbols of Brookfield Corporation, as well as clarify when a revocation or amendment to our bye-laws takes effect;

7.

consider and, if thought advisable, pass a resolution (the “Re-Designation Resolution”) authorizing our company to make certain amendments to our bye-laws in order to simplify and enhance our capital structure, which will provide for the automatic re-designation of all issued and outstanding class A-1 exchangeable shares of our company into class A exchangeable shares on a one-for-one basis (the “Re-Designation Amendment”);

8.

as required under the rules of the Toronto Stock Exchange, to consider and, if thought advisable, pass a resolution (the “Escrowed Stock Plan Resolution”) authorizing our company to adopt an escrowed stock plan (the “Escrowed Stock Plan”);

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9.

as required under the rules of the Toronto Stock Exchange, to consider and, if thought advisable, pass a resolution (the “Share Issuance Resolution”) authorizing our company to issue or provide for the delivery of, directly or indirectly, up to a maximum of 150,000,000 exchangeable shares, during the twelve-month period from the date of the meeting, in connection with one or more public or private reverse exchange or similar transactions, including offers similar to the 2023 Exchange Offer (as defined in the Circular) or transactions having a similar effect (including any initial issuance of exchangeable shares to a subsidiary of Brookfield Corporation for subsequent delivery to Brookfield Corporation shareholders) (each such transaction a “Share Issuance Transaction” and collectively, the “Share Issuance Transactions”); and

10.	to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Specific details relating to the Return of Capital Resolution, the Name Change Resolution, the Bye-Law Amendment Resolution, the Re-Designation Resolution, the Escrowed Stock Plan Resolution, the Share Issuance Resolution, and the other matters to be considered at the meeting are set forth in our management information circular (the “Circular”) accompanying this notice of meeting under the heading “Business of the Meeting”. The full text of the resolutions to be approved at the meeting are set out in Appendix “A” – “Resolutions to be Approved at the Meeting” to the accompanying Circular. For an extract of the proposed amendments to our bye-laws (which presents a blackline of all proposed amendments to our bye-laws except for all instances where the current name of our company and the current name and trading symbols of Brookfield Corporation have been updated), please refer to Appendix “B” to the accompanying Circular. To view a blackline of the proposed third amended and restated bye-laws (as amended and restated) in their entirety, please visit the following link: https://bnre.brookfield.com/corporate-governance/governance-documents under the heading “Bye-Laws”.

The board unanimously recommends that shareholders vote FOR each of the ten (10) director nominees of our company, the Return of Capital Resolution, the Name Change Resolution, the Bye-Law Amendment Resolution, the Re-Designation Resolution, the Escrowed Stock Plan Resolution, the Share Issuance Resolution, and the related matters at the meeting.

The meeting will be held in a virtual meeting format only. Shareholders will be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person. You can attend and vote at the virtual meeting by joining the live audio webcast at: https://web.lumiagm.com/406423725, entering your control number and password “brookfield2024” (case sensitive). See “General Proxy Matters” in the Circular for more information on how to listen, register for and vote at the meeting.

You have the right to vote at the meeting by online ballot through the live audio webcast platform if you were a Shareholder of our company at the close of business on June 21, 2024, the record date for the meeting.

Instructions on Voting at the Virtual Meeting

Your vote is important regardless of the number of shares you own. Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “General Proxy Matters” in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the meeting.

If you wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including if you are a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “General Proxy Matters” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent, TSX Trust Company, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

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Information for Registered Shareholders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. EDT on Thursday, July 18, 2024. You can cast your proxy vote in the following ways:

●	On the Internet at www.meeting-vote.com;

●	Fax your signed proxy to (416) 595-9593;

●	Mail your signed proxy using the business reply envelope accompanying your proxy;

●	Scan and send your signed proxy to proxyvote@tmx.com; or

●	Call by telephone at 1-888-489-5760.

Information for Non-Registered Shareholders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

If you wish to appoint a proxyholder, you must complete the additional step of registering the proxyholder by calling our transfer agent, TSX Trust Company at 1-866-751-6315 (within North America) or (416) 682-3860 (outside of North America) or online at https://www.tsxtrust.com/control-number-request by no later than 5:00 p.m. EDT on Thursday, July 18, 2024.

By Order of the Board

William Cox

William Cox

Lead Independent Director

June 14, 2024

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INFORMATION FOR ALL SHAREHOLDERS

Our company’s exchangeable shares are intended to be, as nearly as practicable, functionally and economically equivalent to the Brookfield Class A Shares. Each exchangeable share is exchangeable on a one-for-one basis into a Brookfield Class A Share at any time. We therefore expect that the market price of our exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Corporation. In addition to carefully considering the disclosure made in this Circular, you should carefully consider the disclosure made by Brookfield Corporation in its continuous disclosure filings. Copies of Brookfield Corporation’s continuous disclosure filings are available electronically on Brookfield Corporation’s SEDAR+ profile at www.sedarplus.com and on Brookfield Corporation’s EDGAR profile at www.sec.gov/edgar.

The information concerning Brookfield Corporation contained in this Circular has been publicly filed or provided by Brookfield Corporation. Although the company has no knowledge that would indicate that any statements contained herein taken from or based upon such documents, records or sources are untrue or incomplete, the company does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records or sources, or for any failure by Brookfield Corporation, any of its affiliates or any of their respective representatives to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the company.

This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Circular.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors.

This Circular is delivered in connection with the solicitation of proxies by and on behalf of the management of the company for use at the meeting and any adjournment or postponement thereof for the purposes set forth in the accompanying Notice of Meeting. See “General Proxy Matters”.

Information contained in this Circular is given as of June 14, 2024, unless otherwise stated. As the company operates in U.S. dollars and reports its financial results in U.S. dollars, all financial information in this Circular is denominated in U.S. dollars, unless otherwise indicated. All references to “$” are to United States dollars and references to “C$” are to Canadian dollars. Unless the context requires otherwise, when used in this Circular, the terms “we”, “us”, “our”, or the “company” means Brookfield Reinsurance Ltd. together with all of its subsidiaries and the term “Brookfield” means Brookfield Corporation, its subsidiaries and controlled companies, including, unless the context otherwise requires, Brookfield Asset Management Ltd., and any investment fund sponsored, managed or controlled by Brookfield Corporation or its subsidiaries, and does not, for greater certainty, include us or Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC and its subsidiaries.

INFORMATION FOR SHAREHOLDERS IN THE UNITED STATES AND CANADA

As a Bermuda company, we are governed by the Companies Act 1981 of Bermuda (the “Bermuda Act”). Accordingly, the solicitation of proxies pursuant to this Circular relates to securities of a Bermuda issuer and is being effected in accordance with Bermuda corporate laws and the regulations promulgated thereunder. The proxy solicitation rules under the U.S. Exchange Act and under Canadian securities laws are not applicable to the company or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Bermuda law may be different from such requirements under U.S. and Canadian securities laws and that requirements under Bermuda law as they relate to Bermuda companies may differ from requirements under U.S. and Canadian corporate laws as they apply to U.S. or Canadian companies, respectively.

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FORWARD-LOOKING STATEMENTS AND INFORMATION

In addition to historical information, this Circular contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information may relate to the company and Brookfield Corporation’s outlook and anticipated events or results and may include information regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, distributions, plans and objectives of the company. Particularly, information regarding future results, performance, achievements, prospects or opportunities of the company, Brookfield Corporation or the Canadian, U.S. or international markets is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In particular, forward-looking statements contained in this Circular include statements regarding one or more Share Issuance Transaction or similar transactions (if any), the bye-law amendments and the related re-designation of all issued and outstanding class A-1 exchangeable shares of our company into class A exchangeable shares, the Escrowed Stock Plan (including the related exemptive relief), the name change and the annual and quarterly return of capital distributions including the anticipated timing such transactions.

The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.

We caution that the factors that may affect future results described in this Circular are not exhaustive. The forward-looking statements represent our views as of the date of this Circular and should not be relied upon as representing our views as of any date subsequent to the date of this Circular. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

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MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

PART ONE – QUESTIONS AND ANSWERS	1

PART TWO – GENERAL PROXY MATTERS	5

PART THREE – PRINCIPAL HOLDERS OF SHARES	10

PART FOUR – BUSINESS OF THE MEETING	11

Receiving the Consolidated Financial Statements	12
Election of Directors	13
Majority Voting Policy	13
Voting by Proxy	14
Director Nominees	14
Summary of 2024 Nominees for Director	23
2023 Director Attendance	24
Appointment of External Auditor	24
Principal Accounting Firm Fees	25
Return of Capital Distributions and Capital Reductions	25
Name Change	27
Simplification of Our Capital Structure	27
Bye-Law Amendments	27
Re-Designation Resolution	30
Certain Material Income Tax Considerations	32
The Escrowed Stock Plan	38
Shares Reserved	38
Summary of the Escrowed Stock Plan	39
Potential Share Issuances	41

PART FIVE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES	43

Overview	43
Board of Directors	43
Election and Removal of Directors	43
Term Limits and Board Renewal	44
Board Diversity Policy	44
Mandate of the Board	45
Meetings of the Board	45
Meetings of Independent Directors	45
Independent Directors	45
Other Directorships	47
Expectations of Directors	47
Director Share Ownership Requirements	47
Director Orientation and Education	47
Committees of the Board	48
Audit Committee	48
Governance and Nominating Committee	48
Compensation Committee	49
Board, Committee and Director Evaluation	50
Board and Management Responsibilities	50
Code of Business Conduct and Ethics	50
Personal Trading Policy	50

PART SIX – DIRECTOR COMPENSATION AND EQUITY OWNERSHIP	51

Director Compensation	51

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TABLE OF CONTENTS

(continued)

Equity Ownership of Directors	52

PART SEVEN – REPORT ON EXECUTIVE COMPENSATION	53

Compensation Philosophy of our Company	53
Compensation Elements for our NEOs	53
Base Salaries	54
Cash Bonus and Long-Term Incentive Plans	54
Option Awards and Share-Based Awards at December 31, 2023	59
Value Vested or Earned During 2023	60
Pension and Retirement Benefits	60
Termination and Change of Control Benefits	61

PART EIGHT – OTHER INFORMATION	63

Indebtedness of Directors, Officers and Employees	63
Audit Committee	63
Additional Information	63
Other Business	64
Directors’ Approval	65

APPENDIX A – RESOLUTIONS TO BE APPROVED AT THE MEETING	A-1

APPENDIX B – EXTRACT OF PROPOSED BYE-LAW AMENDMENTS	B-1

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Part One – Questions and Answers

The following is intended to address certain key questions concerning the meeting. The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference in this Circular, including the Appendices hereto, all of which are important and should be reviewed carefully. Capitalized terms used but not otherwise defined in this “Questions and Answers” have the meanings set forth in this Circular.

Questions	Answers

What items of business am I voting on?	At the meeting, you will be voting on:

1. the election of directors;

2. the appointment of the auditor and authorization of the board of directors to fix the auditors remuneration;

3.  (i) quarterly return of capital distributions on each of the class A exchangeable shares, the class A-1 exchangeable shares and the class B shares of our company, (ii) an annual return of capital distribution on the Class A Junior Preferred Shares, Series 1 and (iii) an annual return of capital distribution on the Class A Junior Preferred Shares, Series 2;

4. a resolution authorizing our company to change its name from “Brookfield Reinsurance Ltd.” to “Brookfield Wealth Solutions Ltd.”;

5. certain amendments to our bye-laws in order to, among other things, simplify and enhance our capital structure, as more particularly described in this Circular;

6. the re-designation of all issued and outstanding class A-1 exchangeable shares of our company into class A exchangeable shares on a one-for-one basis;

7. the adoption of the Escrowed Stock Plan; and

8. the issuance or delivery, directly or indirectly, of up to a maximum of 150,000,000 exchangeable shares in connection with one or more Share Issuance Transactions or similar transactions.

The full text of the resolutions to be approved at the meeting are set out in Appendix “A” – “Resolutions to be Approved at the Meeting” to this Circular. For an extract of the proposed amendments to our bye-laws (which presents a blackline of all proposed amendments to our bye-laws except for all instances where the current name of our company and the current name and trading symbols of Brookfield Corporation have been updated), please refer to Appendix “B” to this Circular. To view a blackline of the proposed third amended and restated bye-laws (as amended and restated) in their entirety, please visit the following link: https://bnre.brookfield.com/corporate-governance/governance-documents under the heading “Bye-Laws”.

Questions	Answers

Who is entitled to vote?

Except as otherwise provided in this Circular, holders of class A exchangeable shares and class B shares as at the close of business on June 21, 2024, being the record date for the meeting, are each entitled to one vote per share on the items of business identified above, other than with respect to the Re-Designation Resolution which requires the approval by a majority of the votes cast by holders of class A-1 exchangeable shares.

Holders of the company’s class A-1 exchangeable shares, are entitled to notice of, and to attend, any meetings of shareholders of the company, but shall not be entitled to vote at any such meetings, except as otherwise provided in our bye-laws or as required by applicable law. Under our bye-laws and in accordance with applicable law, holders of the company’s class A-1 exchangeable shares are entitled to vote separately as a class on the Re-Designation Resolution identified above. No other matters being put forward at the meeting require the approval of the holders of class A-1 exchangeable shares.

Holders of the company’s class C shares, all of which are held, directly or indirectly by Brookfield Corporation, are entitled to notice of, and to attend, any meetings of shareholders of the company, but shall not be entitled to vote at any such meetings, except as otherwise provided in our bye-laws or as required by applicable law. In accordance with applicable law and our bye-laws, as the case may be, the holders of the company’s class C shares are entitled to one vote per share on the Share Issuance Resolution and the Bye-Law Amendment Resolution identified above, voting in each case separately as a class. No other matters being put forward at the meeting require the approval of the holders of class C shares.

When will the bye-law amendments and the Re-Designation Amendment become effective?

Although shareholder approval of the Bye-Law Amendment Resolution and the Re-Designation Resolution is being sought at the meeting, the bye-law amendments contemplated by the Bye-Law Amendment Resolution will only become effective at a date in the future to be determined by our board. Our company currently anticipates implementing the Re-Designation Amendment during the third fiscal quarter and will provide at least 5 days in advance notice of the effective date by press release. The bye-law amendments contemplated by the Bye-Law Amendment Resolution (including the implementation of the voting restriction) will become effective prior to the Re-Designation Amendment being implemented.

If I am a holder of class A-1 exchangeable shares, what do I have to do if the Re-Designation Amendment is implemented?

Nothing. Holders of our company’s class A-1 exchangeable shares need not take any action to receive the class A exchangeable shares to which such holders will become entitled to if the Re-Designation Resolution is approved and the Re-Designation Amendment is implemented.

Questions	Answers

I am a Registered Shareholder. How do I vote my shares?

Voting procedures for Registered Shareholders generally allow voting online at www.meeting-vote.com, by fax to (416) 595-9593, by mail using the business reply envelope accompanying your proxy, by scanning and sending your signed proxy to proxyvote@tmx.com or by telephone at 1-888-489-5760. See “General Proxy Matters”.

I am a Non-Registered Shareholder. How do I vote my shares?

If your shares are held through a bank, trust company, broker or other Intermediary, you are a Non-Registered Shareholder and must contact your Intermediary to vote your shares. The procedures generally allow voting on the internet and by telephone and by mail. See “General Proxy Matters”.

When is the proxy cut-off?

Registered Shareholders must submit their proxy prior to 5:00 pm EDT on Thursday, July 18, 2024 (the “Proxy Deadline”). Non-Registered Shareholders must submit their voting instruction form to their Intermediary by following the instructions on their voting instruction form. See “General Proxy Matters”.

Can I change or revoke my proxy after I have submitted it?

Yes. Registered Shareholders have the right to revoke a proxy. In addition to revocation in any manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by providing new instructions. Registered Shareholders can download a blank proxy form from SEDAR or from our website at https://bnre.brookfield.com under “Reports & Filings” and send a new proxy form in one of the following ways:

● complete and sign the proxy form with a later date than the one previously sent and deliver or deposit it to TSX Trust as described on the proxy form before 5:00 pm EDT on Thursday, July 18, 2024;

● submit new voting instructions to TSX Trust by telephone or internet before 5:00 pm EDT on Thursday, July 18, 2024;

●   deliver or deposit an instrument in writing with new voting instructions signed by the Registered Shareholder or attorney as authorized by the Registered Shareholder in writing to company before 5:00 pm EDT on Friday, July 19, 2024 or if the meeting is postponed, before 5:00 pm EDT on the business day before the meeting is reconvened; or

● if a Registered Shareholder has followed the instructions for attending and voting at the meeting online, voting at the meeting online will revoke the previous instructions.

Non-Registered Shareholders who wish to change their vote should contact their intermediaries to determine the procedure to be followed. See “General Proxy Matters”.

Questions	Answers

Whom can help answer my questions?	You should direct inquiries relating to the meeting to:

Brookfield Reinsurance Ltd. Ideation House, First Floor 94 Pitts Bay Road Pembroke Bermuda HM08 Attention: Company Secretary

Part Two – General Proxy Matters

In order to attend the virtual meeting, you will need to complete the following steps:

Step 1: Log in online at: https://web.lumiagm.com/406423725

Step 2: Follow these instructions:

●

Registered Shareholders: Click “I have a control number” and then enter your 13-digit control number and password “brookfield2024” (case sensitive). The 13-digit control number located on the form of proxy or in the email notification you received from TSX Trust is your control number. If you use your control number to log in to the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish revoke a previously submitted proxy, you should not vote during the meeting.

●

Duly appointed proxyholders: Click “I have a control number” and then enter your 13-digit control number and password “brookfield2024” (case sensitive). Proxyholders who have been duly appointed and registered with TSX Trust as described in this Circular will receive a 13-digit control number by email from TSX Trust after the proxy voting deadline has passed.

●	Guests: Click “Guest” and then complete the online form.

The meeting website will be accessible 60 minutes prior to the start of the meeting. It is important that all attendees log in to the meeting website at least ten minutes prior to the start of the meeting to allow enough time to complete the log in process. You will need the latest versions of Chrome, Safari, Edge and Firefox. Please ensure your browser is compatible by logging in early. Please do not use Internet Explorer.

Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for the meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

What if I plan to vote by proxy in advance of the meeting?

You can also vote by proxy up to 5:00 p.m. EDT on Thursday, July 18, 2024 (or 48 hours prior to the time of any adjourned meeting), as follows:

●	to vote by internet, accessing www.meeting-vote.com and following the instructions for electronic voting. You will need your control number;

●	sign the form of proxy sent to you and vote or withhold from voting your shares at the meeting and submit your executed proxy via any of the following options:

i.	by mail: in the envelope provided or in one addressed to TSX Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1;

ii.	by fax: to 416-595-9593; or

iii.	by email: scan and send the proxy to proxyvote@tmx.com.

You can appoint the persons named in the form of proxy or some other person (who need not be a Shareholder of the company) to represent you as proxyholder at the meeting by writing the name of this person (or company) in the blank space on the form of proxy. If you wish to appoint a person other than the management nominees identified in the form of proxy, you will need to complete the additional step of registering your proxyholder by calling TSX Trust at

1-866-751-6315 (within North America) or (416) 682-3860 (outside of North America) or online at https://www.tsxtrust.com/control-number-request by no later than 5:00 p.m. EDT on Thursday, July 18, 2024.

To vote by telephone, call toll-free at 1-888-489-5760. You will be prompted to provide the control number printed on the form of proxy sent to you. The telephone voting service is not available on the day of the meeting.

If you are a Non-Registered Shareholder and your shares are held in the name of an intermediary such as a bank, trust company, securities dealer, broker or other intermediary (each, an “Intermediary”), to direct the votes of shares beneficially owned, see “General Proxy Matters – If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” for voting instructions.

Who is soliciting my proxy?

The proxy is being solicited by management of the company.

What happens if I sign the proxy sent to me?

Signing the proxy appoints Anna Knapman-Scott, Corporate Secretary of the company, or in the alternative, Thomas Corbett, Chief Financial Officer of the company (collectively, the “Management Representatives”), or another person you have appointed, to vote or withhold from voting your shares at the meeting in accordance with your instructions.

Can I appoint someone other than the Management Representatives to vote my shares?

Yes, you may appoint another person other than the Management Representatives named on the form of proxy to be your proxyholder. Write the name of this person in the blank space on the form of proxy. The person you appoint does not need to be a shareholder. Please make sure that such other person you appoint is attending the meeting and knows he or she has been appointed to vote your shares. You will need to complete the additional step of registering such proxyholder with our transfer agent, TSX Trust, after submitting the form of proxy or voting instruction form. See “General Proxy Matters – If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” Registered shareholders may not appoint another person or company as proxyholder other than the Management Representatives named in the form of proxy when voting by telephone.

What do I do with my completed form of proxy?

Return it to TSX Trust in the envelope provided to you by mail, by fax at (416) 595-9593 or scan and send by email to proxyvote@tmx.com no later than 5:00 p.m. EDT on Thursday, July 18, 2024, which is two business days before the day of the meeting.

Can I vote by Internet in advance of the meeting?

Yes. If you are a registered shareholder, go to www.meeting-vote.com and follow the instructions on this website. You will need your control number (located on the form of proxy) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m. EDT on Thursday, July 18, 2024, which is two business days before the day of the meeting.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a Registered Shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of the company at the address below no later than 5:00 p.m. EDT on the last business day preceding the date of the meeting, Friday July 19, 2024, or any adjournment of the meeting. You may also vote during the virtual meeting by submitting an online ballot, which will revoke your previous proxy.

Attention: Corporate Secretary

Brookfield Reinsurance Ltd. c/o TSX Trust Company

Ideation House, First Floor

94 Pitts Bay Road

Pembroke Bermuda HM08

If you are a Non-Registered Shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form unless they receive it at least seven calendar days before the meeting. A Non-Registered Shareholder may then submit a revised voting instruction form in accordance with the directions on the form.

How will my shares be voted if I give my proxy?

The persons named on the form of proxy must vote your shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the absence of voting directions, proxies received by management will be voted in favour of all resolutions put before shareholders at the meeting. See “Business of the Meeting” on page 11 of this Circular for further information.

What if amendments are made to these matters or if other matters are brought before the meeting?

The persons named on the proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the meeting.

As at the date of this Circular, management of the company is not aware of any amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

Who counts the votes?

The company’s transfer agent, TSX Trust, counts and tabulates the proxies.

How do I contact the transfer agent?

For general shareholder enquiries, you can contact TSX Trust as follows:

Mail	Telephone/Fax	Online
TSX Trust Company	Tel: (416) 682-3860	Email: shareholderinquiries@tmx.com
301 – 100 Adelaide Street West,	within Canada and the United States	Website: www.tsxtrust.com
Toronto, Ontario M5H 4H1	toll free at 1-800-387-0825
Fax: 1-888-249-6189 or
(514) 985-8843

If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?

In many cases, exchangeable shares that are beneficially owned by a non-registered shareholder are registered either:

●	in the name of an Intermediary or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or
●	in the name of a depository such as CDS Clearing and Depository Services Inc. or the Depository Trust Company, which the Intermediary is a participant of.

Your Intermediary is required to send you a voting instruction form for the number of shares you beneficially own.

Since the company has limited access to the names of its non-registered shareholders, if you attend the virtual meeting, the company may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote by online ballot at the meeting, you will need to complete the following steps:

Step 1: insert your name in the space provided on the voting instruction form and return it by following the instructions provided therein.

Step 2: you must complete the additional step of registering yourself (or your appointees other than if your appointees are the management nominees) as the proxyholder with TSX Trust by calling TSX Trust at 1-866-751-6315 (within North America) or (416) 682-3860 (outside North America) or online at https://www.tsxtrust.com/control-number-request no later than the Proxy Deadline. TSX Trust will ask for the non-registered shareholder’s or appointed proxyholder’s contact information and will send such shareholder or appointed proxyholder a control number via email shortly after this deadline.

If you are a non-registered shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your Intermediary. To do so, please follow these steps:

Step 1: Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one.

Step 2: After you receive a valid legal proxy from your Intermediary, appoint yourself, or someone else, as proxyholder. For instructions on how to appoint yourself, or someone else, as proxyholder, see Step 2 above. You must then submit the legal proxy to TSX Trust. You can send the legal proxy by e-mail or by mail to: proxyvote@tmx.com (if by e-mail), or TSX Trust Company, Attention: Proxy Dept., P.O. Box 721, Agincourt, Ontario M1S 0A1 (if by mail). The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the Proxy Deadline.

Step 3: TSX Trust will provide duly appointed proxyholders with a control number by e-mail after the voting deadline has passed. Please note that you are also required to register your appointment as a proxyholder by calling TSX Trust at 1-866-751-6315 (within North America) or (416) 682-3860 (outside North America) or online at https://www.tsxtrust.com/control-number-request as noted above.

Failing to register online as a proxyholder will result in the proxyholder not receiving a control number, which is required to vote at the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

A non-registered shareholder who does not wish to attend and vote at the meeting and wishes to vote prior to the meeting must complete and sign the voting instruction form and return it in accordance with the directions on the form.

Non-registered shareholders who have not opted for electronic delivery will receive a voting instruction form to permit them to direct the voting of the shares they beneficially own. Non-registered shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

Part Three – Principal Holders of Shares

The table below presents information as of June 14, 2024 regarding the beneficial ownership of our voting securities shares by each person or entity that beneficially owns 5% or more of our class A exchangeable shares and class B shares. Our class A exchangeable shares held by the principal shareholders listed below do not entitle such shareholders to different voting rights than those of other holders of our class A exchangeable shares. The table also presents information as of June 14, 2024 regarding the beneficial ownership of our class A-1 exchangeable shares.

Name	Class A Exchangeable Shares Beneficially Owned		Class B Shares Beneficially Owned		Class A-1 Exchangeable Shares Beneficially Owned
	Number	Percentage(1)	Number	Percentage	Number	Percentage(1)

Bruce Flatt (2)	2,912,029	17.23%	—	—	12,915,938	48.73%

BAM Re Partners Trust(3)	—	—%	24,000	100%	—	—%

Mawer Investment Management Ltd. (4)	1,318,299	7.80%	—	—	—	—

Partners Value Investments L.P.	821,921	4.86%	—	—	7,391,642	27.89%

(1)	The percentages shown are based on approximately 16,899,571 class A exchangeable shares and 26,505,771 class A-1 exchangeable shares outstanding as of June 14, 2024.

(2)

On November 16, 2023, Mr. Flatt entered into a letter agreement with the company whereby Mr. Flatt and the company agreed that without the consent of the company, Mr. Flatt would not convert class A-1 exchangeable shares into class A exchangeable shares to the extent that, after giving effect to such conversion, Mr. Flatt would beneficially own, for purposes of Section 13(d) of the Exchange Act, more than 19.99% of the outstanding class A exchangeable shares. This letter agreement will be terminated if the Re-Designation Amendment contemplated by the Re-Designation Resolution is implemented.

(3)

The Class B Partners, collectively, beneficially own all of our class B shares. The Class B Partners are entitled to elect half of our board and approve all other matters requiring shareholder approval. See “Election of Directors”. The class B shares are held by the Class B Partners through a voting trust, which we refer to as the BNRE Partnership. The beneficial interests in the BNRE Partnership, and the voting interests in its trustee are held by entities which are owned by the Class B Partners, long-standing Partners who span generations in order to foster the long-term nature of the BNRE Partnership, as follows: (i) Bruce Flatt (48%), (ii) Brian Kingston (19%), and (iii) Sachin Shah, Anuj Ranjan, Connor Teskey, Cyrus Madon and Sam Pollock (33% in equal parts). The trustee votes the class B shares with no single individual or entity controlling the BNRE Partnership. In the event of a fundamental disagreement among the shareholders of the trustee (and until the disagreement is resolved), three individuals have been granted (subject to receipt of all applicable regulatory approvals) the authority to govern and direct the actions of the trustee until the disagreement is resolved. These individuals, none of whom are Partners, are Marcel R. Coutu, Frank J. McKenna and Lord Gus O’Donnell. These individuals are, and their successors are required to be, longstanding and respected business colleagues associated with our company and the BNRE Partnership.

(4)	As reported in Mawer Investment Management Ltd.’s Form SC 13G filed on our EDGAR profile at www.sec.gov on May 8, 2024.

To the knowledge of the directors and officers of the company, there are no other persons or corporations that beneficially own, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold voting securities of the company carrying more than 5% of the votes attached to any class of outstanding voting securities of our company.

Part Four – Business of the Meeting

We will address the following items at the meeting:

1.	to receive the audited consolidated financial statements of the company for the fiscal year ended December 31, 2023, including the external auditor’s report thereon;

2.	to elect each of the ten (10) director nominees of the company who will serve until the next annual meeting of shareholders;

3.

to re-appoint Deloitte LLP, the external auditor of the company, who will serve until the next annual meeting of shareholders and authorize the board of directors of the company to set its remuneration;

4.	to consider and, if thought advisable, pass the Return of Capital Resolution approving:

(i)

quarterly return of capital distributions on each of the class A exchangeable shares, the class A-1 exchangeable shares and the class B shares of the company, and corresponding reductions to the authorized share capital of the company, in each case, in respect of the periods ending on or around September 27, 2024, December 31, 2024, March 31, 2025 and June 30, 2025;

(ii)	an annual return of capital distribution on the Class A Junior Preferred Shares, Series 1 of the company, and corresponding reductions to the authorized share capital of the company;

(iii)	an annual return of capital distribution on the Class A Junior Preferred Shares, Series 2 of the company, and corresponding reductions to the authorized share capital of the company;

5.

to consider and, if deemed advisable, to pass the Name Change Resolution authorizing our company to change its name from “Brookfield Reinsurance Ltd.” to “Brookfield Wealth Solutions Ltd.”, as more particularly described in the Circular;

6.

to consider and, if thought advisable, pass the Bye-Law Amendment Resolution authorizing certain amendments to the bye-laws of our company in order to, among other things, simplify and enhance our capital structure as more particularly described in this Circular;

7.

to consider and, if thought advisable, pass the Re-Designation Resolution to authorize our company to make certain amendments to our bye-laws which will provide for the automatic re-designation of all issued and outstanding class A-1 exchangeable shares of our company into class A exchangeable shares on a one-for-one basis;

8.	as required under the rules of the Toronto Stock Exchange, to consider and, if thought advisable, pass the Escrowed Stock Plan Resolution authorizing our company to adopt the Escrowed Stock Plan;

9.

as required under the rules of the Toronto Stock Exchange, to consider and, if thought advisable, pass the Share Issuance Resolution authorizing our company to issue or provide for the delivery of, directly or indirectly, up to a maximum of 150,000,000 exchangeable shares, during the twelve-month period from the date of the meeting, in connection with one or more Share Issuance Transactions or similar transactions; and

10.	to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The share conditions for the class A exchangeable shares and class B shares provide that, subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors) must be approved by a majority of the votes cast by the holders of class A exchangeable shares and by the holder of class B shares who vote in respect of the resolution, each voting as a separate class. As a result, except as otherwise provided in this Circular, to become effective, the items of business identified above require the approval by a majority of the votes cast by the holders of class A exchangeable shares and the holder of class B shares who vote in respect of such resolution, each voting as a separate class, other than with respect to the Re-Designation Resolution, which requires the approval by a majority of the votes cast by holders of class A-1 exchangeable shares and the Share Issuance Resolution and the Bye-Law Amendment Resolution which requires the approval of the holder of class C shares, voting in each case separately as a class.

Holders of our company’s class A-1 exchangeable shares are entitled to notice of, and to attend, any meetings of shareholders of the company, but shall not be entitled to vote at any such meetings, except as otherwise provided in our bye-laws or as required by applicable law. Under our bye-laws and in accordance with applicable law, holders of the company’s class A-1 exchangeable shares are entitled to vote separately as a class on the Re-Designation Resolution identified above. No other matters being put forward at the meeting require the approval of the holders of class A-1 exchangeable shares.

Holders of the company’s class C shares, all of which are held, directly or indirectly by Brookfield Corporation, are entitled to notice of, and to attend, any meetings of shareholders of the company, but shall not be entitled to vote at any such meetings, except as otherwise provided in our bye-laws or as required by applicable law. In accordance with applicable law and our bye-laws, as the case may be, the holder of the company’s class C shares is entitled to one vote per share on the Share Issuance Resolution and the Bye-Law Amendment Resolution identified above, voting in each case separately as a class. No other matters being put forward at the meeting require the approval of the holder of class C shares.

Approval of both the Re-Designation Resolution and the Bye-Law Amendment Resolution must be obtained in order for the Re-Designation Amendment contemplated by such resolutions to be completed. If the Bye-Law Amendment Resolution is not approved by the holders of class A exchangeable shares, the holder of the class B shares and the holder of class C shares voting in each case as a separate class, then the Re-Designation Amendment contemplated by the Re-Designation Resolution will not be completed even if the Re-Designation Resolution is approved by holders of class A-1 exchangeable shares. If the Bye-Law Amendment Resolution is approved at the meeting but the Re-Designation Resolution is not approved by holders of class A-1 exchangeable shares, then the bye-law amendments as contemplated by the Bye-Law Amendment Resolution will be completed except for the updates required for the Re-Designation Amendment.

As at the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you, he or she sees fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items which may properly come before the meeting and will vote on them in accordance with their best judgment.

The full text of the resolutions to be approved at the meeting are set out in Appendix “A” – “Resolutions to be Approved at the Meeting” in this Circular. For an extract of the proposed amendments to our bye-laws(which presents a blackline of all proposed amendments to our bye-laws except for all instances where the current name of our company and the current name and trading symbols of Brookfield Corporation have been updated), please refer to Appendix “B” in this Circular. To view a blackline of the proposed third amended and restated bye-laws (as amended and restated) in their entirety, please visit the following link: https://bnre.brookfield.com/corporate-governance/governance-documents under the heading “Bye-Laws”.

Receiving the Consolidated Financial Statements

You can find the company’s audited consolidated financial statements for the year ended December 31, 2023, together with the notes thereto and the independent auditor’s report thereon on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov/edgar.

The audited combined consolidated financial statements have been in accordance with U.S. GAAP as permitted by securities regulators in Canada. Beginning on January 1, 2023, our company transitioned to using U.S. GAAP. As part of the process of transition to using U.S. GAAP, our prior period financials were also transitioned to U.S. GAAP to ensure comparability.

Election of Directors

The size of our board is currently set at a minimum of four (4) members and a maximum of sixteen (16) members or such number in excess thereof as the shareholders may determine, with (i) at least two (2) directors being local residents of Bermuda, (ii) no more than three (3) directors being resident in any one other country (aside from Bermuda), (iii) no more than two (2) directors elected by holders of class A exchangeable shares being resident in any one other country (aside from Bermuda) and (iv) no more than two (2) directors elected by the holder of class B shares being resident in any one other country (aside from Bermuda), provided that the board may, at its discretion, increase or decrease the residency requirements. As a result of the ten (10) director nominees proposed by management to be elected at the meeting, the board has determined to increase the residency requirements so that no more than four (4) directors may be resident in any one country (aside from Bermuda).

Holders of class A exchangeable shares are entitled to elect one-half of the board of directors of our company. A group of individuals, whom we refer to as the Class B Partners, collectively hold all of the class B shares, are entitled to elect the other one-half of the board of directors of our company.

Our bye-laws provide for cumulative voting in that each holder of class A exchangeable shares and class B shares, as applicable, has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and all holders of shares of the class entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted. Each of our current directors will serve until the close of the next annual meeting of shareholders of our company or his or her death, resignation or removal from office, whichever occurs first. A shareholder who wishes to distribute its votes other than equally among the nominees and who has appointed the management representatives designated on the proxy must do so personally at the virtual meeting or by another proper form of proxy, which can be obtained from the Corporate Secretary of our company.

The following persons are proposed as nominees for election by the holders of class A exchangeable shares:

● William Cox	● Anne Schaumburg	● Soonyoung Chang	● Lars Rodert	• Michele Coleman Mayes

The following persons are proposed as nominees for election by the holder of class B shares:

● Sachin Shah	● Barry Blattman	● Gregory Morrison	● Jay Wintrob	● Lori Pearson

Majority Voting Policy

The board has adopted a policy stipulating that, if the total number of shares voted in favour of the election of a director nominee represents less than a majority of the total shares voted and withheld for that director (in each case, not on the cumulative basis described in the section “Election of Directors” on pages 13 and 14 of this Circular), the nominee will tender his or her resignation immediately after the meeting. Within 90 days of the meeting, the board will determine whether or not to accept a director’s resignation and will issue a press release announcing the board’s decision, a copy of which will be provided to the TSX. Absent exceptional circumstances, the board will accept the resignation. The resignation will be effective when accepted by the board. If the board determines not to accept a resignation, the press release will fully state the reasons for that decision. A director who tenders his or her resignation will not participate in a board meeting at which the resignation is considered. The majority voting policy does not apply in circumstances involving contested director elections.

Voting by Proxy

The management representatives designated on the proxy to be completed by shareholders intend to cast the votes represented by such proxy FOR each of the proposed nominees for election by the shareholders as set forth under “Election of Directors” in Part Four of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

Director Nominees

The board recommends that the ten (10) director nominees be elected at the meeting to serve as directors of the company until the next annual meeting of shareholders or until their successors are elected or appointed.

All (10) director nominees were elected as members of the board at our annual general and special meeting of shareholders held on August 17, 2023 and are standing for re-election.

The board believes that the collective qualifications, skills and experiences of the director nominees allow for the company to continue to maintain a well-functioning board with a diversity of perspectives. The board’s view is that, individually and as a whole, the director nominees have the necessary qualifications to be effective at overseeing the business and strategy of the company.

We expect that each of the director nominees will be able to serve as a director. If a director nominee tells us before the meeting that he or she will not be able to serve as a director, the management representatives designated on the form of proxy, unless directed to withhold from voting in the election of directors, and in accordance with the bye-laws of the company, reserve the right to vote for other director nominees at their discretion.

Each director’s biography contains information about the director, including his or her background and experience, holdings of class A exchangeable shares and other public company board positions held, as at June 14, 2024. See “Director Share Ownership Requirements” in Part Five of this Circular for further information on director share ownership requirements.

The following five (10) individuals are nominated for election as directors of the company:

Barry Blattman (a) Age: 62 Director since: November, 2021

Barry Blattman has served as a director of Brookfield Reinsurance since November 2021. Mr. Blattman is Vice Chair of Brookfield Corporation. In this role, he focuses on senior, strategic client and business relationships, and contributes to general business development and transaction strategy globally. Prior to joining Brookfield in 2002, Mr. Blattman was a Managing Director at Merrill Lynch, having begun his career with Salomon Brothers in 1986. Mr. Blattman holds a Master of Business Administration degree from New York University and a Bachelor of Arts degree from the University of Michigan. He serves as trustee of Montefiore Health System.

	Board/Committee Membership		Public Board Membership During Last Five Years
	Board		-	-

Number of Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(b)	Class A-1 Exchangeable Shares(b)	Class B Shares(c)	Total Number of Exchangeable Shares and Class B Shares
	743,520	4,284	-	747,804

Dr. Soonyoung Chang (a) Age: 65 Director since: November, 2021 (Independent) (d)

Soonyoung Chang has served as a director of Brookfield Reinsurance since November 2021. Dr. Chang serves as Senior Advisor to the Investment Corporation of Dubai, providing strategic counsel and lending his global perspective to the investment arm of the Dubai Government. Dr. Chang is the founder and chairman of Midas International Asset Management Company, an international asset management fund. He is also a founding partner of Sentinel Advisor, a New York-based arbitrage fund. He has also served as an advisor to a variety of financial institutions, including Korea National Pension Corporation, Hyundai International Merchant Bank and Templeton- Ssangyong Investment Trust Company. Dr. Chang holds Masters and Doctoral degrees from George Washington University and has authored many books and articles on the subject of financial engineering.

	Brookfield Board/Committee Membership		Public Board Membership During Last Five Years
	Board Compensation Committee		Brookfield Property Partners L.P. Brookfield Property REIT Inc.	2014 – 2021 2018 – 2021
Number of Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(b)	Class A-1 Exchangeable Shares(b)	Class B Shares(c)	Total Number of Exchangeable Shares and Class B Shares
	-	-	-	-

Michele Coleman Mayes(a) Age: 75 Director since: August, 2023 (Independent)

Michele Coleman Mayes has served as a director of Brookfield Reinsurance since August 2023. Ms. Mayes was Vice President, General Counsel and Secretary for the New York Public Library (NYPL) from August 2012 until February 2024. Ms. Mayes has also served as Executive Vice President and General Counsel for Allstate Insurance Company, Senior Vice President and the General Counsel of Pitney Bowes Inc. and in several senior legal capacities at Colgate-Palmolive and Unisys. Prior to that, she served in the U.S. Department of Justice as an Assistant United States Attorney in Detroit and Brooklyn, eventually assuming the role of Chief of the Civil Division in Detroit. Ms. Mayes served on the Presidential Commission on Election Administration under President Obama from 2013-2014. In 2016 she was elected to the Board of Directors of Gogo Inc. where she chairs the Nominating and Governance Committee and is a member of the Audit Committee. Ms. Mayes holds a BA from the

University of Michigan and a JD from the University of Michigan Law School.

	Brookfield Board/Committee Membership		Public Board Membership During Last Five Years
	Board		Gogo Inc.	2016 – Present
Number of Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(b)	Class A-1 Exchangeable Shares(b)	Class B Shares(c)	Total Number of Exchangeable Shares and Class B Shares
	-	-	-	-

William Cox(a) Age: 62 Director since: May, 2021 (Independent) (d)

William Cox has served as director of Brookfield Reinsurance since May 2021. Mr. Cox is the President and Chairman of Waterloo Properties, a fifth-generation family-owned business that operates real estate and retail investment companies in Bermuda. Mr. Cox is also a director of Brookfield Infrastructure Partners and Brookfield Infrastructure Corporation. Mr. Cox has also served as Chairman of the Board of Trustees for Saltus Grammar School and completed his education at Lynchburg College in Virginia.

	Brookfield Board/Committee Membership		Public Board Membership During Last Five Years
	Board (Lead Independent Director) Governance and Nominating Committee (Chair) Audit Committee Compensation Committee		Brookfield Infrastructure Corporation Brookfield Infrastructure Partners L.P.	2020 – Present 2016 – Present
Number of Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(b)	Class A-1 Exchangeable Shares(b)	Class B Shares(c)	Total Number of Exchangeable Shares and Class B Shares
	5,965	-	-	5,965

Gregory Morrison (a) Age: 67 Director since: December, 2020 (Independent) (d)

Gregory Morrison has served as director of Brookfield Reinsurance since December 2020. Mr. Morrison sits on a number of property, casualty and life insurance company boards and their subsidiaries, including Aetna Life and Casualty (Bermuda) Limited, Multi-Strat Holdings Ltd., Property Insurance Company of America, Stonybrook Capital LLC and various international subsidiaries of Brookfield Corporation. He previously served as Chief Executive Officer of Trisura Group Ltd., Imagine Group Holdings Ltd., Platinum Underwriters Holdings Ltd. and London Reinsurance Group Inc. Mr. Morrison is a Fellow of the Society of Actuaries (retired).

	Brookfield Board/Committee Membership		Public Board Membership During Last Five Years
	Board Audit Committee		Trisura Group Ltd.	2017 – 2024
Number of Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(b)	Class A-1 Exchangeable Shares(b)	Class B Shares(c)	Total Number of Exchangeable Shares and Class B Shares
	-	-	-	-

Lori Pearson(a) Age: 63 Director since: August, 2023

Lori Pearson has served as the Chair of the Board of Brookfield Reinsurance since August 2023. Ms. Pearson is a Managing Partner and Chief Operating Officer of Brookfield Corporation. Prior to joining Brookfield in 2003, Ms. Pearson was with Ernst and Young, where she held various roles within the Audit practice and served on the Leadership Team for the Tax practice. Ms. Pearson is on the boards of the Brookfield Foundation and Pathways to Education in Canada. She is a past member of the Boards of Brookfield Asset Management Ltd. and Norbord Inc. Ms. Pearson holds an Honours Business Administration degree from Western University and is a Chartered Professional Accountant. In 2017 she was named a Fellow by the Chartered Professional Accountants of Ontario.

	Board/Committee Membership		Public Board Membership During Last Five Years
	Board (Chair)		Norbord Inc. Brookfield Asset Management Ltd.	2019 – 2021 2022 – 2023
Number of Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(b)	Class A-1 Exchangeable Shares(b)	Class B Shares(c)	Total Number of Exchangeable Shares and Class B Shares
	83,024	-	-	83,024

Lars Rodert (a) (e) Age: 62 Director since: November, 2021 (Independent) (d)

Lars Rodert has served as a director of Brookfield Reinsurance since November 2021. Mr. Rodert is the founder and CEO of ÖstVäst Capital Management. He previously served as a global investment manager for IKEA Treasury and Chief Investment Officer of SEB Asset Management, where he was responsible for SEB Global Funds. Prior to SEB Asset Management, Mr. Rodert worked at Gordon Capital and served as a partner with a private investment holding company, Robur et. Securitas. Mr. Rodert holds a Master of Science Degree in Business and Economics from Stockholm University.

	Brookfield Board/Committee Membership		Public Board Membership During Last Five Years
	Board Governance and Nominating Committee Audit Committee (Chair)		Brookfield Property REIT Inc. PCCW Ltd. Brookfield Property Partners L.P. Brookfield Property Preferred L.P. Samhallsbyggnadsbolaget i Norden AB	2018 – 2022 2012 – Present 2013 – Present 2021 – Present 2023 – Present
Number of Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(b)	Class A-1 Exchangeable Shares(b)	Class B Shares(c)	Total Number of Exchangeable Shares and Class B Shares
	-	-	-	-

Anne Schaumburg(a) Age: 74 Director since: May, 2021 Director of the general (Independent) (d)

Anne Schaumburg has served as director of Brookfield Reinsurance since May 2021. Ms. Schaumburg has been a member of the board of directors of NRG Energy, Inc., an integrated power generation and consumer products company listed on NYSE, since 2005, where she serves as Lead Independent Director, Chair of the Audit Committee and a member of the Risk Committee. During her tenure at NRG Energy, Inc., she also served as Chair of the Finance Committee and was a member of the Compensation and Nuclear Oversight Committees. She is currently Chair of Brookfield Infrastructure Partners and Brookfield Infrastructure Corp and serves on their respective Audit Committees. Prior to her retirement, she was a Managing Director of Credit Suisse First Boston and a senior banker in the Global Energy Group. Ms. Schaumburg was responsible for assisting clients on advisory and finance assignments. Her transaction expertise includes mergers and acquisitions, debt and equity capital market financings, project finance and privatizations.

	Board/Committee Membership		Public Board Membership During Last Five Years
	Board Compensation Committee (Chair) Governance and Nominating Committee Audit Committee		Brookfield Infrastructure Corporation Brookfield Infrastructure Partners L.P. NRG Energy, Inc.	2020 – Present 2008 – Present 2005 – Present
Number of Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(b)	Class A-1 Exchangeable Shares(b)	Class B Shares(c)	Total Number of Exchangeable Shares and Class B Shares
	1,450	-	-	1,450

Sachin Shah (a) Age: 47 Director since: May, 2021

Sachin Shah has served as Chief Executive Officer of our company since May 2021 and previously served as Chair of the Board. As Chief Executive Officer, he oversees a seasoned team focused on providing capital-based solutions to insurance companies and their stakeholders. Mr. Shah joined Brookfield in 2002 and has held a variety of senior roles, including Chief Investment Officer of Brookfield Asset Management and Chief Executive Officer of Brookfield Renewable Partners where he was instrumental in growing the platform into a global business diversified across multiple technologies. Mr. Shah holds a Bachelor of Commerce degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada.

	Board/Committee Membership		Public Board Membership During Last Five Years
	Board		Brookfield Renewable Partners L.P. Brookfield Renewable Corporation American Equity Investment Life Holding Company	2021– 2023 2020 – 2022 2020 – 2022
Number of Class A Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(b)	Class A-1 Exchangeable Shares(b)	Class B Shares(c)	Total Number of Exchangeable Shares and Class B Shares
	73,839	8,564	-	82,403

Jay Wintrob (a) Age: 67 Director since: November, 2021

Jay Wintrob has served as a director of Brookfield Reinsurance since November 2021. Mr. Wintrob is the former Chief Executive Officer of Oaktree Capital Management (2014-2024) and served as a member of Oaktree’s board of directors from 2011-2024. Prior to joining Oaktree, he held several senior roles at AIG Life and Retirement, the U.S.-based life and retirement services segment of American International Group, Inc., including President and Chief Executive Officer, and Vice Chairman and Chief Operating Officer of AIG Retirement Services. Mr. Wintrob began his career in financial services as Assistant to the Chairman of SunAmerica Inc., and subsequently served in several other executive positions, including President of SunAmerica Investments, Inc. Mr. Wintrob was previously with the law firm of O’Melveny & Myers. He holds Juris Doctor and Bachelor of Arts degrees from the University of California, Berkeley. Mr. Wintrob is a board member of several non-profit organizations, including The Eli & Edythe Broad Foundation and The Broad contemporary art museum, the Doheny Eye Institute, The Los Angeles Music Center, the Skirball Cultural Center and Cedars-Sinai Medical Center.

	Board/Committee Membership		Public Board Membership During Last Five Years
	Board		Oaktree Capital Management, L.P.	2011 – 2024
Number of Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(b)	Class A-1 Exchangeable Shares(b)	Class B Shares(c)	Total Number of Exchangeable Shares and Class B Shares
	-	-	-	-

Notes:

(a)

Barry Blattman and Michele Coleman Mayes principally live in New York, New York, U.S. Dr. Soonyoung Chang principally lives in Dubai, UAE. William Cox and Gregory Morrison principally live in Hamilton, Bermuda. Lars Rodert principally lives in Stockholm, Sweden. Anne Schaumburg principally lives in Green Village, New Jersey, U.S. Sachin Shah and Lori Pearson principally live in Toronto, Ontario, Canada. Jay Wintrob principally lives in Los Angeles, California, U.S.

(b)

The directors and officers of our company, and their respective associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, approximately 5 percent of the outstanding class A exchangeable shares and less than 1 percent of the outstanding class A-1 exchangeable shares.

(c)

The class B shares are held by the Class B Partners through a voting trust, which we refer to as the BNRE Partnership. The beneficial interests in the BNRE Partnership, and the voting interests in its trustee are held by entities which are owned by the Class B Partners, as follows: (i) Bruce Flatt (48%), (ii) Brian Kingston (19%), and (iii) Sachin Shah, Anuj Ranjan, Connor Teskey, Cyrus Madon and Sam Pollock (33% in equal parts).

(d)	“Independent” refers to the board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices.

(e)

Lars Rodert is the chair of the audit committee of our board and is our audit committee financial expert. The audit committee of our board consists solely of independent directors, each of whom are persons determined by our company to be financially literate within the meaning of National Instrument 52-110 – Audit Committees. Each of the members of the audit committee of our board has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the company’s financial statements.

Summary of 2024 Nominees for Director

The following summarizes the qualifications of the 2024 director nominees that led the board to conclude that each director nominee is qualified to serve on the board.

All Director Nominees Exhibit:
● High personal and professional integrity and ethics	● A commitment to sustainability and social issues
● A proven record of success	● An inquisitive and objective perspective
● Experience relevant to the company’s global activities	● An appreciation of the value of good corporate governance

If all director nominees are elected at the meeting, the board will be comprised of 10 directors, which the company considers an appropriate number given the diversity of its operations and the need for a variety of experiences and backgrounds to effectively oversee the governance of the company and provide strategic advice to management. The company reviews the expertise of incumbent and proposed directors in numerous areas, including those listed in the chart below.

Director Nominees	Corporate Strategy and Business Development	Mergers and Acquisitions	Finance and Capital Allocation	Leadership of a Large/Multi- Faceted Organization	Legal & Regulatory	Risk Management	Sustainability Matters	Industry Experience
Barry Blattman	x	x	x	x	x	x	x	Asset Management; Infrastructure; Private Equity; Real Estate
Soonyoung Chang	x	x	x	x		x	x	Asset Management; Real Estate
William Cox	x	x	x	x	x	x	x	Real Estate; Mergers and Acquisitions; Government
Michele Coleman Mayes	x	x	x		x	x	x	Insurance; Financial Services; Manufacturing; Legal; Government and Public Policy; Human Resource Management; Real Estate
Gregory Morrison	x	x	x	x	x	x	x	Insurance; Actuarial; Risk Management
Lori Pearson	x		x	x		x	x	Asset Management; Human Resource Management
Lars Rodert	x	x	x		x	x		Asset Management; Real Estate
Anne Schaumburg	x	x	x			x	x	Energy and Power; Mergers and Acquisitions; Capital Markets; Marketing; Human Resource Management
Sachin Shah	x	x	x	x		x	x	Energy and Power; Asset Management; Infrastructure; Private Equity; Real Estate
Jay Wintrob	x	x	x	x	x	x	x	Insurance; Asset Management; Private Equity; Real Estate

2023 Director Attendance

We believe the board cannot be effective unless it governs actively. We expect our directors to attend all board meetings and all of their respective committee meetings either in person or by video or teleconference. The table below shows the number of board and committee meetings each director attended in 2023. The board and its committees meet in camera without management present at all meetings, including those held by teleconference.

Directors	Independent	Board	Audit Committee	Governance and Nominating Committee	Compensation Committee

Barry Blattman	no	6 of 6	-	-	-

Soonyoung Chang	yes	6 of 6	-	-	3 of 3

William Cox	yes	6 of 6	6 of 6	3 of 3	3 of 3

Michele Coleman Mayes(a)	yes	1 of 6	-	1 of 3	-

Gregory Morrison	yes	6 of 6	6 of 6	-	-

Lori Pearson(a)	no	1 of 6	-	-	-

Lars Rodert	yes	6 of 6	6 of 6	3 of 3	-

Anne Schaumburg	yes	6 of 6	6 of 6	3 of 3	3 of 3

Sachin Shah	no	6 of 6	-	-	-

Jay Wintrob	no	6 of 6	-	-	-

(a) Michele Coleman Mayes and Lori Pearson joined the board of our company on August 8, 2023.

Appointment of External Auditor

On recommendation of the audit committee of the board (the “Audit Committee”), the board proposes the reappointment of Deloitte LLP as the external auditor of the company. Deloitte LLP, including the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively, “Deloitte”), is the principal external auditor of the company. Deloitte has served as the external auditor of the company since December 14, 2020. The appointment of the external auditor must be approved by: (i) a majority of the votes cast by holders of class A exchangeable shares, and (ii) a majority of the votes cast by the holder of class B shares.

On any ballot that may be called for in the appointment of the external auditor, the management representatives designated on the form of proxy intend to vote such shares FOR reappointing Deloitte LLP, an Independent Registered Public Accounting Firm, as the external auditor, and authorizing the directors to set the remuneration to be paid to the external auditor, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be withheld from voting in relation to the appointment of the external auditor.

Principal Accounting Firm Fees

Aggregate fees billed to the company for the fiscal year ended December 31, 2023 by Deloitte amounted to approximately $13.7 million, the entire amount representing audit and audit-related fees. Fees reported for a particular year include differences between actual and planned amounts from the prior year, if applicable.

From time to time, Deloitte also provides consultative and other non-audit services to the company pursuant to an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”). The Audit Policy governs the provision of audit and non-audit services by the external auditor and is annually reviewed by the Audit Committee. The Audit Policy provides for the Audit Committee’s pre-approval of permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for the preparation of financial information, system design and implementation assignments.

The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the year ended December 31, 2023. A majority of the fees to Deloitte LLP are billed and settled in Canadian dollars. In order to provide comparability with our company’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

(MILLIONS)	2023
Audit Fees (1)	$13.7

(1)

Audit fees include fees for the audit of our annual consolidated financial statements, internal control over financing reporting and interim reviews of the consolidated financial statements included in our quarterly interim reports. This fee also includes fees for the audit or review of financial statements for certain of our subsidiaries, including audits of individual assets to comply with lender, joint venture partner or regulatory requirements.

Our Audit Committee pre-approves all audit and non-audit services provided to our company by Deloitte LLP.

The Audit Committee has received representations from Deloitte regarding its independence and has considered the relations described above in arriving at its determination that Deloitte is independent of the company in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

Return of Capital Distributions and Capital Reductions

The declaration and payment of distributions on our company’s shares are at the discretion of the board and may be in the form of a dividend or, subject to shareholder approval, a return of capital distribution or a combination thereof. As our exchangeable shares are intended to be, as nearly as practicable, economically equivalent to Brookfield Class A Shares, all distributions on our exchangeable shares have been paid at the same time and in the same amount as cash dividends paid on the Brookfield Class A Shares. Since September 29, 2021, the company has paid all quarterly distributions on the exchangeable shares and class B shares in the form of returns of capital and intends to continue to do so to the extent possible in the future. Any return of capital distributions and corresponding reductions to the company’s authorized share capital by the company require shareholder approval under Bermuda corporate law and our bye-laws.

The aggregate amount of the distributions that shareholders are being asked to approve in the Return of Capital Resolution is not indicative of the distributions that will actually be declared or paid by the company. As noted above, it is expected that distributions on our exchangeable shares will be paid at the same time and in the same amount as cash dividends are paid on the Brookfield Class A Shares. The aggregate amount of the distributions that shareholders are being asked to approve in the Return of Capital Resolution represents the maximum amount of return of capital distributions that the company will be authorized to make in the applicable periods, and is intended to provide the company with sufficient flexibility to accommodate changes that may occur before the next general meeting of shareholders meeting, including the Re-Designation Amendments, potential increases in the number of shares outstanding, conversions of the class A-1 exchangeable shares into class A exchangeable shares and any increases in the cash dividends paid on the Brookfield Class A Shares.

Subject to the provisions of the Bermuda Act and our bye-laws (including the Certificate of Designations relating to the Class A Junior Preferred Shares, Series 1 and Class A Junior Preferred Shares, Series 2), holders of Class A Junior Preferred Shares, Series 1 and Class A Junior Preferred Shares, Series 2 are entitled to receive as and when declared by the board, a fixed cumulative preferential cash distribution of $1.125 per Class A Junior Preferred Share, Series 1 and $1.125 per Class A Junior Preferred Share, Series 2 per annum. If and when declared by the board, such cumulative distribution payments are to be payable on or about September 15 and December 15 in each fiscal year for the Class A Junior Preferred Share, Series 2 and for the Class A Junior Preferred Share, Series 1, respectively. The board may declare distributions on the Class A Junior Preferred Shares, Series 1 and Class A Junior Preferred Shares, Series 2 at its discretion, in the form of a dividend or a return of capital distribution. Brookfield Corporation is the holder of all the issued Class A Junior Preferred Shares, Series 1 and Class A Junior Preferred Shares, Series 2.

The board recommends that the shareholders vote for the Return of Capital Resolution to approve:

(i)

quarterly returns of capital on each of the class A exchangeable shares, the class A-1 exchangeable shares and the class B shares of the company, and corresponding reductions to the authorized share capital of the company, in each case, in respect of each three-month period ending on or around September 27, 2024, December 31, 2024, March 31, 2025 and June 30, 2025 of:

(a)

in the case of the class A exchangeable shares, up to the aggregate amount of $15,000,000 (plus any unreturned capital from prior quarters covered by this resolution) in respect of each quarter, with the precise amount to be determined by the board, which amount has been calculated assuming the completion of the Re-Designation Amendment;

(b)

in the case of the class A-1 exchangeable shares up to the aggregate amount of $15,000,000 (plus any unreturned capital from prior quarters covered by this resolution) in respect of each quarter, with the precise amount to be determined by the board, which amount has been calculated assuming the Re-Designation Amendment has not been completed;

(c)

in the case of the class B shares, up to the aggregate amount of $10,000 (plus any unreturned capital from prior quarters covered by this resolution) in respect of each quarter, with the precise amount to be determined by the board; and

(d)

a reduction to the authorized share capital of the company by a par value reduction which corresponds to the above quarterly returns of capital in respect of the class A exchangeable shares, the class A-1 exchangeable shares and the class B shares;

(ii)

an annual return of capital distribution on each of the Class A Junior Preferred Shares, Series 1 and corresponding reductions to the authorized share capital of the company up to the aggregate amount of $350,000,000, with the precise amount to be determined by the board, and a reduction to the authorized share capital of the company by a par value reduction which corresponds to the annual returns of capital in respect of the Class A Junior Preferred Shares, Series 1; and

(iii)

an annual return of capital distribution on each of the Class A Junior Preferred Shares, Series 2 and corresponding reductions to the authorized share capital of the company up to the aggregate amount of $15,000,000, with the precise amount to be determined by the board, and a reduction to the authorized share capital of the company by a par value reduction which corresponds to the annual returns of capital in respect of the Class A Junior Preferred Shares, Series 2;

The board recommends that you vote FOR the Return of Capital Resolution, the full text of which is set out in Appendix “A” – “Resolutions to be Approved at the Meeting”.

Name Change

Since our company was spun off of Brookfield Corporation in 2021, our insurance offerings have diversified significantly. Through our subsidiaries, our company offers a range of retirement services, wealth protection products and tailored capital solutions focused on securing the financial futures of individuals and institutions. Due to the fact that our company is a “paired entity” to Brookfield Corporation, holders of our exchangeable shares benefit from the growth and diversification of our business as part of the overall growth and success of Brookfield Corporation. At the meeting, our company will be seeking approval from our shareholders to authorize our company to change its name from “Brookfield Reinsurance Ltd.” to “Brookfield Wealth Solutions Ltd.” (the “Name Change”) in order to better reflect the nature of our business and our relationship with overall Brookfield.

Although shareholder approval of the Name Change Resolution is being sought at the meeting, the Name Change would only become effective at a date in the future to be determined by our board when it considers it to be in the best interests of the company to implement the Name Change. Under our bye-laws, prior written consent of the holder of our class C shares, is required for the Name Change and such consent has been obtained. The proposed name change is also subject to certain regulatory approvals, including the approval of the TSX, NYSE and the prior consent of the Bermuda Registrar of Companies. In connection with the Name Change, following receipt of shareholder approval, our company will apply to the NYSE and the TSX to change its symbol to “BNT”. The TSX has conditionally approved the Name Change, subject to our company fulfilling all of the requirements of the TSX.

The board recommends that you vote FOR the Name Change Resolution, the full text of which is set out in Appendix “A” – “Resolutions to be Approved at the Meeting”.

Simplification of Our Capital Structure

The simplification and enhancement of our capital structure consists of two separate resolutions: the Bye-Law Amendment Resolution and the Re-Designation Resolution. The Bye-Law Amendment Resolution must be approved by a majority of the votes cast by holders of class A exchangeable shares and the holder of the class B shares voting in each case as a separate class. In accordance with applicable law and our bye-laws, the Bye-Law Amendment Resolution must also be approved the holder of our class C shares (Brookfield Corporation), voting as a separate class. The Re-Designation Resolution requires the approval by a majority of the votes cast by holders of class A-1 exchangeable shares.

These proposed amendments will allow all investors to invest in a single class of listed securities of our company without having to limit their ownership such that the number of shares they hold represents less than 10% of the voting shares of our company, which is an ownership threshold for insurance regulatory purposes in most of the jurisdictions in which we operate. We expect these changes will also enhance the liquidity of our listed shares since there will be one combined class with more than 40 million outstanding securities following the re-designation of the class A-1 exchangeable shares.

Bye-Law Amendments

At the meeting, you will be asked to consider and vote on the Bye-Law Amendment Resolution, which is designed to simplify and enhance our capital structure as noted above and will make other clarifying amendments as described below.

Details of Bye-Law Amendments

The full text of Bye-Law Amendment Resolution is set forth in Appendix “A” of this Circular, and seeks approval from our company’s shareholders to make certain amendments to our bye-laws, which will:

1.

implement a voting restriction on the class A exchangeable shares whereby no shareholder will be able to vote more than 9.9% of the outstanding class A exchangeable shares of our company. Any shares held by a shareholder that exceed the 9.9% threshold will be deemed to carry no voting rights in the hands of the 9.9% shareholder, and such voting rights shall be re-allocated pro rata among all other holders of class A exchangeable shares based on their shareholdings;

2.	provide for the automatic re-designation of all issued and outstanding class A-1 exchangeable shares of our company into class A exchangeable shares on a one-for-one basis;

3.

revise the definition of “Exchange Factor” in the bye-laws to clarify the circumstances in which no adjustment is required to the exchange factor between exchangeable shares and Brookfield Class A Shares (currently one for one). There is currently no requirement to adjust the exchange factor, or for our company to conduct a concurrent equivalent buyback, if Brookfield Corporation conducts a “normal course issuer bid or similar stock buyback”. The revision is intended to clarify that normal course issuer bids or similar stock buybacks include any tender or exchange offer - whether or not made through the facilities of a stock exchange - for an amount equal to 10% or less of the outstanding Brookfield Class A Shares prior to the commencement of the bid or buyback. This change will permit our company not to conduct a concurrent buyback if Brookfield Corporation conducts a buyback of 10% or less of the Brookfield Class A Shares. A requirement to undertake a concurrent stock buyback at our company every time such a transaction is undertaken by Brookfield Corporation, for the sole purpose of avoiding a change in the Exchange Factor, would result in unnecessary costs, and would have the effect of reducing the market capitalization of our company, even in circumstances where doing so results in little or no benefit to our company or our shareholders. If the proposed revision of the Exchange Factor is made, our company would not be required to conduct a concurrent stock buyback in certain circumstances, unless our board of directors independently determined it was in the best interests of our company to do so; and

4.

to make certain other amendments to reflect the current name of our company and the current name and trading symbols of Brookfield Corporation, as well as changes intended to clarify when a revocation or amendment to our bye-laws takes effect.

Voting Restriction and Automatic Redesignation

As noted above, the proposed bye-law amendments implement a voting restriction on the class A exchangeable shares whereby no shareholder will be able to vote more than 9.9% of the outstanding class A exchangeable shares of our company. This voting restriction will be implemented by deeming any shares held by a shareholder that exceed the 9.9% threshold to carry no voting rights in the hands of the 9.9% shareholder and re-allocating such voting rights pro rata among all other holders of class A exchangeable shares based on their shareholdings. In the event that the re-allocation of voting rights would result in the creation of a new shareholder being able to vote more than 9.9% of the outstanding class A exchangeable shares of our company, such re-allocation will occur repeatedly until there is no shareholder with more than 9.9% of the voting rights.

The automatic redesignation of all issued and outstanding class A-1 exchangeable shares into class A exchangeable shares will result in investors who currently hold class A-1 exchangeable shares, receiving voting rights in respect of our company.

For investors who currently hold our class A-1 exchangeable shares or who will hold less than 10% of the outstanding exchangeable shares, on a combined basis, the automatic redesignation, combined with the voting restriction, may have the effect of increasing their voting rights relative to their economic interest, given that any excess voting rights held by a particular investor above the 9.9% threshold shall be re-allocated pro rata among all other holders of class A exchangeable shares based on their shareholdings. Conversely, the automatic re-designation and voting restriction will, respectively, have the effect of (i) diluting the voting rights of investors who currently hold class A exchangeable shares, since the total number of class A exchangeable shares outstanding will increase as a result of the automatic redesignation; and (ii) reducing the absolute voting power of any investor who currently holds more than 9.9% of the class A exchangeable shares. In addition, the voting restriction will mean that any holder with a greater than 9.9%

economic interest in the class A exchangeable shares will always have voting rights that are less than proportionate to the holder’s economic interest.

Please see below for an example of how the voting restriction would work, which assumes 1,000 total class A exchangeable shares outstanding as of the record date. The example is included for illustrative purposes only and does not represent actual ownership of shares or votes at the meeting.

Fictional Shareholder	Number of class A exchangeable shares beneficially owned	% of votes entitled to be cast but for the voting restriction	Number of votes to be re-allocated in accordance with the voting restriction	% of votes entitled to be cast after the re- allocation

>10% holder	130	13%	-31	9.9%

John Doe	60	6%	+2.14	6.2%

Jane Doe	30	3%	+1.07	3.1%

Other Public Shareholders(1)	780	78%	+27.79	80.8%

Total	1000	100%	-	100.0%

 (1) Represents shares held by all other public shareholders in aggregate, without any one individual holding more than 9.9% of the class A exchangeable shares.

In the example above, the voting restriction results in 31 votes being removed from the 10% holder and re-allocated pro rata among John Doe, Jane Doe and the other holders of class A exchangeable shares based on their shareholdings such that their voting power is increased as illustrated in the table above.

Please refer to Appendix “B” of this Circular for an extract of the proposed amendment (which presents a blackline of all proposed amendments to our bye-laws except for all instances where the current name of our company and the current name and trading symbols of Brookfield Corporation have been updated). To view a blackline of the proposed third amended and restated bye-laws (as amended and restated) in their entirety, please visit the following link: https://bnre.brookfield.com/corporate-governance/governance-documents under the heading “Bye-Laws”.

Approvals Required

The Bye-Law Amendment Resolution must be approved by a majority of the votes cast by holders of class A exchangeable shares and the holder of the class B shares voting in each case as a separate class. In accordance with applicable law and our bye-laws, the Bye-Law Amendment Resolution must also be approved by the holder of our class C shares (Brookfield Corporation), voting as a separate class.

In accordance with our bye-laws, because holders of class A exchangeable shares will have the rights attaching to their shares varied pursuant to the Bye-Law Amendment Resolution, the quorum for the Bye-Law Amendment Resolution at the meeting shall consist of two persons holding or representing by proxy at least one-third of the issued and outstanding class A exchangeable shares, and at least one holder of class B shares.

Related parties of our company hold exchangeable shares and such related parties will therefore be impacted by the Bye-Law Amendment Resolution and Re-Designation Resolution (in the same way as all other holders of exchangeable shares). As a result, implementation of each of the Bye-Law Amendment Resolution and Re- Designation Resolution will constitute a “related party transaction” for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). MI 61-101 requires, among other things, issuers to obtain formal valuations and minority shareholder approval of related party transactions, absent the availability of applicable exemptions set forth in MI 61-101. Our company is relying on an exemption from the formal valuation and minority shareholder approval requirements contained in MI 61-101 that is available when neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeds 25% of the issuer’s market capitalization. Given that our company’s market capitalization, as defined in MI 61-101, is based upon the value of our class C shares as the only “equity securities”

of our company, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeds 25% of our company’s market capitalization, and therefore our company is exempt from the formal valuation and minority approval requirements set forth in MI 61- 101.

Notwithstanding that our company is exempt from the minority approval requirements set forth in MI 61-101, we are nevertheless seeking to obtain “minority approval” (as defined in MI 61-101) in connection with the Bye-Law Amendment Resolution pursuant to section 5.6 of MI 61-101 and in accordance with Part 8 of MI 61-101. Brookfield Corporation, by virtue of owning, directly or indirectly, 100% of the class C shares is the sole holder of “affected securities” (as defined in MI 61-101). As a result, the Bye-Law Amendment Resolution must be approved by a majority of the votes cast by holders of class A exchangeable shares, the holder of the class B shares and the holder of the class C shares, voting in each case as a separate class.

Approval of both the Re-Designation Resolution and the Bye-Law Amendment Resolution must be obtained in order for the Re-Designation Amendment contemplated by such resolutions to be completed. If the Bye-Law Amendment Resolution is not approved by the holders of class A exchangeable shares, the holder of the class B shares and the holder of class C shares, then the Re-Designation Amendment contemplated by the Re-Designation Resolution will not be completed even if the Re-Designation Resolution is approved by holders of class A-1 exchangeable shares. If the Bye-Law Amendment Resolution is approved at the meeting but the Re-Designation Resolution is not approved by holders of class A-1 exchangeable shares, then the bye-law amendments as contemplated by the Bye-Law Amendment Resolution will be completed except for the updates required for the Re-Designation Amendment.

Although shareholder approval of the Bye-Law Amendment Resolution and the Re-Designation Resolution is being sought at the meeting, the bye-law amendments contemplated by the Bye-Law Amendment Resolution will only become effective at a date in the future to be determined by our board. Our company currently anticipates implementing the Re-Designation Amendment during the third fiscal quarter and will provide at least 5 days in advance notice of the effective date by press release. The bye-law amendments contemplated by the Bye-Law Amendment Resolution (including the implementation of the voting restriction) will become effective prior to the Re- Designation Amendment being implemented.

The board recommends that you vote FOR the Bye-Law Amendment Resolution, the full text of which is set out in Appendix “A” – “Resolutions to be Approved at the Meeting”.

Re-Designation Resolution

Holders of class A-1 exchangeable shares will be asked to consider and vote on the Re-Designation Resolution, the full text of which is set forth in Appendix “A” of this Circular. The Re-Designation Resolution seeks the approval from holders of class A-1 exchangeable shares to authorize our company to make certain amendments to our bye-laws, which result in a variation of the rights attaching to their shares, and which will provide for the automatic re-designation of all issued and outstanding class A-1 exchangeable shares of our company into class A exchangeable shares on a one-for-one basis. The amendments are designed to simplify and enhance our capital structure as described above.

The Re-Designation Resolution is subject to the Bye-Law Amendment Resolution described above being approved by the holders of class A exchangeable shares, the holder of the class B shares and the holder of class C shares. If the Bye-Law Amendment Resolution described above is not approved, then the bye-law amendments to effect the Re- Designation Amendment will not be completed even if the Re-Designation Resolution is approved at the meeting.

Please refer to Appendix “B” of this Circular for an extract of the proposed amendment (which presents a blackline of all proposed amendments to our bye-laws except for all instances where the current name of our company and the current name and trading symbols of Brookfield Corporation have been updated). To view a blackline of the proposed third amended and restated bye-laws (as amended and restated) in their entirety, please visit the following link: https://bnre.brookfield.com/corporate-governance/governance-documents under the heading “Bye-Laws”.

Conditions Precedent to Implementing the Re-Designation Resolution

The re-designation of all issued and outstanding class A-1 exchangeable shares of our company into class A exchangeable shares is subject to the following conditions: (i) the approval of the Re-Designation Resolution by holders of class A-1 exchangeable shares; (ii) the approval of the Bye-Law Amendment Resolution by a majority of the votes cast by holders of class A exchangeable shares, the holder of the class B shares and the holder of class C shares, voting in each case as a separate class; (iii) the approval of the NYSE in connection with the listing of additional class A exchangeable shares that will be outstanding as a result of the Re-Designation Amendment; (iv) receipt of all required regulatory approvals, and consents, if any; and (v) the existence of no legal prohibition or ruling from a court of competent jurisdiction that would prevent our company from effecting the Re-Designation Amendment. As a result, although shareholder approval of the Re-Designation Resolution is being sought at the meeting, the re-designation will only occur following the meeting on a date determined by our board once all applicable conditions have been satisfied.

Our company currently anticipates implementing the Re-Designation Amendment during the third fiscal quarter and will provide at least 5 days advance notice of the effective date by press release. The bye-law amendments contemplated by the Bye-Law Amendment Resolution (including the implementation of the voting restriction) will become effective prior to the Re-Designation Amendment being implemented.

Shareholders of our company are not entitled to a dissent right on the Re-Designation Resolution, however, in accordance with the Companies Act of Bermuda, any holder or holders, singly or aggregately holding not less than ten percent of the issued and outstanding class A-1 exchangeable shares may apply to a court of competent jurisdiction to have the variation of rights contemplated by the Re-Designation Amendment cancelled.

The re-designation that may be effected by the Re-Designation Amendment pursuant to the Re-Designation Resolution will not affect the par value of each class A-1 exchangeable share or the class A exchangeable shares.

Approvals Required

The Re-Designation Resolution must be approved by a majority of the votes cast by holders of class A-1 exchangeable shares voting as a separate class. In accordance with our bye-laws, because holders of class A-1 exchangeable shares will have the rights attaching to their shares varied pursuant to the Re-Designation Resolution, the quorum for the Re- Designation Resolution at the meeting shall consist of two persons holding or representing by proxy at least one-third of the issued and outstanding class A-1 exchangeable shares.

Approval of both the Re-Designation Resolution and the Bye-Law Amendment Resolution must be obtained in order for the Re-Designation Amendment contemplated by such resolutions to be completed. If the Bye-Law Amendment Resolution described above is not approved by a majority of the votes cast by holders of class A exchangeable shares, the holder of the class B shares and the holder of class C shares, voting in each case as a separate class, then the bye-law amendments to effect the Re-Designation Amendment will not be completed even if the Re- Designation Resolution is approved at the meeting.

The board recommends that you vote FOR the Re-Designation Resolution, the full text of which is set out in Appendix “A” – “Resolutions to be Approved at the Meeting”.

Securities Law Considerations Regarding the Re-Designation Resolution

The re-designation that may be effected by the bye-law amendments pursuant to the Re-Designation Resolution is not being registered pursuant to the Securities Act of 1933 (the “Securities Act”) pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act. We believe that class A exchangeable shares outstanding after the effectiveness of the Re-Designation Amendment, other than any such shares held by affiliates of our company within the meaning of the Securities Act, and other than any class A exchangeable shares that may be “restricted securities” within the meaning of Rule 144 under the Securities Act, may be offered for sale and sold in the same manner as the existing class A exchangeable shares without additional registration under the Securities Act. Affiliates of our company and holders of any restricted securities are advised to sell class A exchangeable shares held after the

Re-Designation Amendment only in transactions that comply with Rule 144 or in other transactions that are exempt from the registration requirements or are otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of our company for such purposes generally include individuals or entities that control, are controlled by or are under common control with our company and include directors and executive officers of our company.

Certain Material Income Tax Considerations

Certain Material Canadian Federal Income Tax Considerations

The following discussion summarizes the principal Canadian federal income tax consequences under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder with respect to (A) the re-designation of all of our issued and outstanding class A-1 exchangeable shares into class A exchangeable shares on a one-for-one basis pursuant to the Re-Designation Amendment, and (B) the implementation of a voting restriction with respect to the class A exchangeable shares whereby no shareholder will be permitted to vote more than 9.9% of the outstanding class A exchangeable shares of our company, even if their economic ownership exceeds 9.9%, to a holder of class A exchangeable shares and/or class A-1 exchangeable shares who is a beneficial owner of such shares, and who, at all relevant times, for the purposes of the Tax Act, (i) deals at arm’s length with our company and Brookfield Corporation, (ii) is not affiliated with our company or Brookfield Corporation and (iii) holds the exchangeable shares and any Brookfield Class A Shares as capital property (a “Holder”). Generally, the exchangeable shares and Brookfield Class A Shares will be capital property to a Holder provided the Holder does not acquire or hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary assumes that our company is not and will not become, at any time, a resident of Canada for the purposes of the Tax Act. If our company is (or becomes) resident in Canada for the purposes of the Tax Act, the Canadian federal income tax consequences to a Holder will be different in some material respects from those described in this summary.

This summary is not applicable to a Holder: (i) that is a “specified financial institution” (as defined in the Tax Act), (ii) that is a “financial institution” for purposes of the “mark-to-market property” rules in the Tax Act, (iii) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (iv) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency, (v) in respect of whom our company is or will be, at any time, a “foreign affiliate” for the purposes of the Tax Act, (vi) that has or will enter into a “derivative forward agreement” or a “dividend rental arrangement” (each as defined in the Tax Act) in respect of the exchangeable shares or Brookfield Class A Shares, (vii) that is a partnership, or (viii) that is exempt from tax under the Tax Act. Such Holders should consult their own tax advisers. This summary does not address the deductibility of interest on money borrowed with respect to the exchangeable shares or Brookfield Class A Shares.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder or prospective Holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders of exchangeable shares should consult their own tax advisers with respect to the tax consequences to them of the Re-Designation Amendment and the voting restriction having regard to their own particular circumstances.

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition or deemed disposition of exchangeable shares or Brookfield Class A Shares must be expressed in Canadian currency. Amounts denominated in another currency must be converted into Canadian currency using the applicable rate of exchange (pursuant to the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Taxation of Holders Resident in Canada

The following portion of the summary is applicable to a Holder who, at all relevant times is resident or is deemed to be resident in Canada under the Tax Act (a “Resident Holder”).

Consequences of the Re-Designation Amendment

The re-designation of a class A-1 exchangeable share into a class A exchangeable share pursuant to the Re-Designation Amendment should not result in the realization of a capital gain or capital loss by a Resident Holder. A Resident Holder’s cost of a class A exchangeable share acquired on the re-designation of a class A-1 exchangeable share will generally be equal to the adjusted cost base to the Resident Holder immediately before the re-designation of the class A-1 exchangeable share so re-designated. The cost of a class A exchangeable share received as a result of the re-designation by the Resident Holder will be averaged with the adjusted cost base of all other class A exchangeable shares, if any, held by the Resident Holder as capital property at such time for the purpose of determining thereafter the adjusted cost base of each class A exchangeable share held by the Resident Holder.

For a detailed discussion regarding the Canadian federal income tax consequences to Resident Holders of holding and disposing of class A exchangeable shares received on a re-designation of class A-1 exchangeable shares and the eligibility for investment thereof, see the discussion in Item 10.E “Taxation – Certain Material Canadian Federal Income Tax Considerations – Taxation of Holders Resident in Canada” and “Taxation – Certain Material Canadian Federal Income Tax Considerations – Eligibility for Investment” in our most recent annual report on Form 20-F.

Subsequent to the date of our most recent annual report on Form 20-F, Proposed Amendments released on June 10, 2024 in general propose to increase the capital gains inclusion rate for capital gains realized on or after June 25, 2024 from one-half to two-thirds for corporations and certain trusts, and from one-half to two-thirds for individuals (other than certain trusts) on the portion of capital gains realized, including capital gains realized directly or indirectly through a trust or partnership, in a taxation year (net of any capital losses realized in the year and any net capital losses that are carried forward or back to the year) that exceed $250,000. Corresponding changes are also proposed with respect to the rules calculating the portion of capital losses that are deductible. Such Proposed Amendments also provide for transitional rules and other consequential amendments. Holders who may be subject to the increased capital gains inclusion rate as a result of these Proposed Amendments should consult their own tax advisors.

Consequences of the Voting Restriction

The implementation of the voting restriction with respect to the class A exchangeable shares should not result in the realization of a capital gain or capital loss by a Resident Holder. A Resident Holder’s cost of a class A exchangeable share after the implementation of the voting restriction will generally be equal to the adjusted cost base to the Resident Holder immediately before the implementation of the voting restriction with respect to such class A exchangeable share.

Taxation of Holders not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold the exchangeable shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Consequences of the Re-Designation Amendment

The re-designation of a class A-1 exchangeable share into a class A exchangeable share pursuant to the Re-Designation Amendment should not result in the realization of a capital gain or capital loss by a Non-Resident Holder. A Non- Resident Holder’s cost of a class A exchangeable share acquired on the re-designation of a class A-1 exchangeable share will generally be equal to the adjusted cost base to the Non-Resident Holder immediately before the re- designation of the class A-1 exchangeable share so re-designated. The cost of a class A exchangeable share received as a result of the re-designation by the Non-Resident Holder will be averaged with the adjusted cost base of all other class A exchangeable shares, if any, held by the Non-Resident Holder as capital property at such time for the purpose of determining thereafter the adjusted cost base of each class A exchangeable share held by the Non-Resident Holder.

For a detailed discussion regarding the Canadian federal income tax consequences to Non-Resident Holders of holding and disposing of class A exchangeable shares received on a re-designation of class A-1 exchangeable shares, see the discussion in Item 10.E “Taxation – Certain Material Canadian Federal Income Tax Considerations – Taxation of Holders Not Resident in Canada” in our most recent annual report on Form 20-F.

Subsequent to the date of our most recent annual report on Form 20-F, Proposed Amendments released on June 10, 2024 in general propose to increase the capital gains inclusion rate for capital gains realized on or after June 25, 2024 from one-half to two-thirds for corporations and certain trusts, and from one-half to two-thirds for individuals (other than certain trusts) on the portion of capital gains realized, including capital gains realized directly or indirectly through a trust or partnership, in a taxation year (net of any capital losses realized in the year and any net capital losses that are carried forward or back to the year) that exceed $250,000. Corresponding changes are also proposed with respect to the rules calculating the portion of capital losses that are deductible. Such Proposed Amendments also provide for transitional rules and other consequential amendments. Holders who may be subject to the increased capital gains inclusion rate as a result of these Proposed Amendments should consult their own tax advisors.

Consequences of the Voting Restriction

The implementation of the voting restriction with respect to the class A exchangeable shares should not result in the realization of a capital gain or capital loss by a Non-Resident Holder. A Non-Resident Holder’s cost of a class A exchangeable share after the implementation of the voting restriction will generally be equal to the adjusted cost base to the Non-Resident Holder immediately before the implementation of the voting restriction with respect to such class A exchangeable share.

Certain Material United States Federal Income Tax Considerations

The following discussion summarizes certain material U.S. federal income tax consequences generally applicable to U.S. Holders with respect to (i) the re-designation of all of our issued and outstanding class A-1 exchangeable shares into class A exchangeable shares on a one-for-one basis pursuant to the Re-Designation Amendment and (ii) the implementation of a voting restriction with respect to the class A exchangeable shares whereby no shareholder will be permitted to vote more than 9.9% of the outstanding class A exchangeable shares of our company, even if their economic ownership exceeds 9.9%. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, published positions of the Internal Revenue Service (the “IRS”), and other applicable authorities, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This discussion does not address all U.S. federal tax laws (such as estate or gift tax laws), nor does it address any aspects of U.S. state or local or non-U.S. taxation. We do not intend to seek any ruling from the IRS or opinion of counsel regarding the U.S. federal income tax consequences discussed below. There can be no assurance that the IRS will not challenge the conclusions reflected herein or that a court would not sustain any such challenge. This discussion only addresses persons that hold exchangeable shares as capital assets for U.S. federal income tax purposes (generally, property held for investment).

This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of exchangeable shares in light of their personal circumstances, or to any holders subject to special treatment under the Code, such as banks and other financial institutions; real estate investment trusts and regulated investment companies; traders in securities who elect to apply a mark-to-market method of accounting; tax-exempt organizations or governmental organizations; insurance companies; dealers or brokers in securities;

individual retirement and other tax-deferred accounts; persons whose functional currency is not the U.S. dollar; U.S. expatriates and former citizens or long-term residents of the United States; persons subject to the alternative minimum tax; persons who own (directly, indirectly, or constructively) 10% or more of the total voting power of all classes of shares entitled to vote or of the total value of all classes of shares of either of our company or Brookfield Corporation; persons who hold their exchangeable shares as part of a straddle, hedging, conversion, constructive sale, wash sale, or other integrated or similar transaction; partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein); persons who are subject to special tax accounting rules under Section 451(b) of the Code; and persons who received their exchangeable shares through the exercise of employee stock options or otherwise as compensation or through tax-qualified retirement plans.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of class A exchangeable shares or class A-1 exchangeable shares that for U.S. federal income tax purposes is:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States, any state thereof, or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds exchangeable shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Holders that are partnerships for U.S. federal income tax purposes and the partners in such partnerships are urged to consult their tax advisers regarding the U.S. federal income tax consequences of the Re-Designation Amendment and the voting restriction.

An exchange right that is not a component of exchangeable stock—such as the exchange rights associated with the exchangeable shares under the Amended and Restated Rights Agreement dated March 21, 2023, among the rights agent, our company, and Brookfield Corporation—may be treated for certain U.S. federal income tax purposes as separate property other than stock. We believe the exchange rights associated with the exchangeable shares have only nominal value, and the following discussion assumes that this treatment of the exchange rights as having only nominal value is correct. U.S. Holders are urged to consult their tax advisers regarding the proper treatment of the exchangeable shares and related rights for U.S. federal income tax purposes.

This discussion is for informational purposes only and is not tax advice. No statutory, judicial, or administrative authority directly addresses the treatment of a security similar to the exchangeable shares for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences described herein are uncertain. Holders of exchangeable shares are urged to consult their tax advisers regarding the U.S. federal income tax consequences to them of the Re-Designation Amendment and the voting restriction in light of their particular circumstances, as well as any tax consequences arising under the U.S. federal tax laws other than those pertaining to income tax, including estate or gift tax laws, or under any state, local, or non-U.S. tax laws or any applicable income tax treaty.

Characterization of the Exchangeable Shares

The U.S. federal income tax consequences to U.S. Holders of the Re-Designation Amendment and the voting restriction depend, in part, on whether the exchangeable shares are, for U.S. federal income tax purposes, treated as stock of our company. No authority directly addresses the U.S. federal income tax treatment of a security with terms and related rights similar to the exchangeable shares, and therefore the tax treatment of the exchangeable shares is uncertain. We treat the exchangeable shares as stock of our company for all U.S. federal income tax purposes, including for U.S. federal income tax reporting purposes, and we believe that U.S. Holders have a reasonable basis for taking this position. However, alternative characterizations are possible. For example, the IRS or a court might characterize the exchangeable shares and related rights as stock of Brookfield Corporation or as derivative financial instruments, with complex and uncertain tax consequences, as described in greater detail below. Moreover, no assurance can be provided that the IRS or a court will agree with our position that the exchangeable shares constitute stock of our company, and the U.S. federal income tax consequences of an alternative characterization of the exchangeable shares could be materially adverse to U.S. Holders.

Consequences of the Re-Designation Amendment

Consequences if the Class A-1 Exchangeable Shares Are Treated as Stock of Our Company

We treat the class A-1 exchangeable shares as stock of our company for all U.S. federal income tax purposes, although the tax treatment of the class A-1 exchangeable shares is uncertain, as discussed above. If the class A-1 exchangeable shares are treated as stock of our company, the re-designation of class A-1 exchangeable shares into class A exchangeable shares pursuant to the Re-Designation Amendment should qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. Because the re-designation is not part of a plan to periodically increase any shareholder’s proportionate interest in the assets or earning and profits of our company, the re-designation should not result in a constructive distribution to any U.S. Holder for U.S. federal income tax purposes. Accordingly, subject to the discussion below under the heading “—Additional Tax Considerations,” and assuming that the class A-1 exchangeable shares are treated as stock of our company for U.S. federal income tax purposes, the following U.S. federal income tax considerations generally should apply to a U.S. Holder whose class A-1 exchangeable shares are re-designated as class A exchangeable shares:

●	the U.S. Holder should not recognize gain or loss upon the re-designation of the class A-1 exchangeable shares into class A exchangeable shares;

●	the U.S. Holder’s aggregate tax basis in such class A exchangeable shares should be equal to the holder’s aggregate tax basis in the class A-1 exchangeable shares so re-designated; and

●	the U.S. Holder’s holding period for such class A exchangeable shares should include the holder’s holding period in the class A-1 exchangeable shares so re-designated.

Consequences if the Class A-1 Exchangeable Shares Are Treated as Stock of Brookfield Corporation

If, contrary to our intended tax position, both the class A-1 exchangeable shares and the class A exchangeable shares are treated as stock of Brookfield Corporation for U.S. federal income tax purposes, then the U.S. tax considerations described above under the heading “—Consequences if Class A-1 Exchangeable Shares Are Treated as Stock of Our Company” generally should apply to a U.S. Holder whose class A-1 exchangeable shares are re-designated into class A exchangeable shares.

On the other hand, if, contrary to our intended tax position, the class A-1 exchangeable shares are treated as stock of Brookfield Corporation, but the class A exchangeable shares are treated as stock of our company for U.S. federal income tax purposes, then, subject to the discussion below under the heading “—Additional Tax Considerations,” a U.S. Holder whose class A-1 exchangeable shares are re-designated into class A exchangeable shares generally would recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the fair market value of such class A exchangeable shares and the holder’s adjusted tax basis in the class A-1 exchangeable shares so re-designated. A U.S. Holder would have a tax basis in the class A exchangeable shares equal to their fair market value on the effective date of the Re-Designation Amendment, and the holding period for the class A exchangeable shares would begin on the day after that date. Such capital gain or loss generally would be short-term capital gain or loss, given that U.S. Holders generally are not expected to have holding periods for the class A-1 exchangeable shares exceeding one year at the time the shares are re-designated into class A exchangeable shares. Net short-term capital gain is taxable as ordinary income. The deductibility of capital losses is subject to limitations. Gain or loss would be determined separately for each block of class A-1 exchangeable shares held by a U.S. Holder (that is, shares acquired at the same cost in a single transaction). Gain or loss recognized by a U.S. Holder generally would be treated as U.S.- source gain or loss for foreign tax credit limitation purposes.

Consequences if the Class A-1 Exchangeable Shares Are Treated as a Derivative Financial Instrument

If, contrary to our intended tax position, the class A-1 exchangeable shares and related rights are treated as a derivative financial instrument, then the U.S. federal income tax consequences to a U.S. Holder of the re-designation of the class A-1 exchangeable shares into class A exchangeable shares are uncertain and potentially complex.

Consequences of the Voting Restriction

The implementation of the voting restriction with respect to the class A exchangeable shares generally is not expected to result in any material U.S. federal income tax consequences to a U.S. Holder of class A exchangeable shares. A U.S. Holder’s aggregate tax basis in class A exchangeable shares held immediately before the implementation of the voting restriction should be equal to the holder’s aggregate tax basis in such shares immediately after implementation, and the holding period for such shares should include the holder’s holding period in the shares immediately before implementation.

Additional Tax Considerations

If our company or Brookfield Corporation were classified for U.S. federal income tax purposes as a “passive foreign investment company” (“PFIC”) at any time during a U.S. Holder’s holding period for its class A-1 exchangeable shares, then certain potentially adverse tax consequences could apply to the re-designation of the holder’s class A-1 exchangeable shares into class A exchangeable shares. We do not expect our company to be classified as a PFIC for the current taxable year, nor do we believe that we were classified as a PFIC for any taxable year since our company was spun off from Brookfield Corporation in 2021. Moreover, we understand that Brookfield Corporation does not expect to be classified as a PFIC for the current taxable year or any other taxable year since 2021. However, the PFIC determination is made annually as of the end of each taxable year and depends on a number of factors, some of which are beyond a company’s control, including the value of its assets and the amount and type of its income. Accordingly, there can be no assurance as to the classification of our company or Brookfield Corporation under the PFIC rules. U.S. Holders are urged to consult their tax advisers as to the potential for the PFIC rules to apply to the re-designation of class A-1 exchangeable shares into class A exchangeable shares, including the availability of certain nonrecognition rules under proposed PFIC regulations addressing U.S. tax-free reorganizations.

For a more detailed discussion of the PFIC considerations for U.S. Holders, as well as certain additional tax considerations for U.S. Holders relating to the acquisition, ownership, and disposition of our exchangeable shares, including, without limitation, U.S. federal withholding and reporting considerations, see the discussion in Item 10.E “Taxation – Certain Material United States Federal Income Tax Considerations – Taxation of U.S. Holders” in our most recent Annual Report on Form 20-F.

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO OUR COMPANY AND HOLDERS OF EXCHANGEABLE SHARES ARE COMPLEX AND SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH ARE UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER OF EXCHANGEABLE SHARES, AND IN REVIEWING THIS CIRCULAR THESE MATTERS SHOULD BE CONSIDERED. EACH HOLDER OF EXCHANGEABLE SHARES SHOULD CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF THE RE-DESIGNATION OF CLASS A-1 EXCHANGEABLE SHARES INTO CLASS A EXCHANGEABLE SHARES PURSUANT TO THE RE-DESIGNATION AMENDMENT AND THE IMPLEMENTATION OF THE VOTING RESTRICTION WITH RESPECT TO THE CLASS A EXCHANGEABLE SHARES IN LIGHT OF THE HOLDER’S PARTICULAR CIRCUMSTANCES.

The Escrowed Stock Plan

At the meeting, you will be asked to consider and vote on the Escrowed Stock Plan Resolution, the full text of which is set forth in Appendix “A” of this Circular. The Escrowed Stock Plan Resolution seeks approval from our company’s shareholders in order to authorize the company to adopt the Escrowed Stock Plan to permit the company to award escrowed stock grants to designated executives or other persons designated by the board of directors. The Escrowed Stock Plan constitutes a “security-based compensation arrangement” under applicable TSX rules. The TSX rules require that we obtain securityholder approval to adopt the Escrowed Stock Plan, and as a result, the Escrowed Stock Plan Resolution must be approved by a majority of the votes cast by the holders of class A exchangeable shares and by the holder of class B shares, each voting as a separate class. The adoption of the Escrowed Stock Plan is also conditional on the approval of the Toronto Stock Exchange and all other applicable regulatory authorities. Because our exchangeable shares were designed to be economically equivalent to Brookfield Class A Shares and are exchangeable on a one-for-one basis, the adoption of the Escrowed Stock Plan is also conditional on its approval by (i) Brookfield Corporation’s board of directors and (ii) Brookfield Corporation’s shareholders at a duly called meeting of shareholders. The board of directors of Brookfield Corporation approved the adoption of the Escrowed Stock Plan on March 25, 2024 and Brookfield Corporation received shareholder approval at its annual and special meeting of shareholders that was held on June 7, 2024.

Purpose of the Escrowed Stock Plan

The Escrowed Stock Plan is intended to incent and retain designated executives or other persons designated by the board of directors for an extended period and to further align their long-term interests with those of other shareholders in a manner that is less dilutive than alternative long term ownership plans, such as option plans. The Escrowed Stock Plan will result in no net dilution over time because any newly issued exchangeable shares under the Escrowed Stock Plan will be fully offset by the cancellation of exchangeable shares. Non-employee directors of our company will not be eligible to participate in the Escrowed Stock Plan.

Shares Reserved

A maximum of 4,000,000 exchangeable shares may be issued under the Escrowed Stock Plan, representing approximately 9.2% of the outstanding exchangeable shares as at June 14, 2024. When exchangeable shares are issued in exchange for Escrowed Shares (as defined below), the number of exchangeable shares remaining for future issuance under the Escrowed Stock Plan will be reduced. On the wind-up or merger of an Escrowed Company, as described below, the number of exchangeable shares held by an Escrowed Company that are cancelled in respect of exchangeable shares previously issued by our company in exchange for Escrowed Shares will be added back to the number of exchangeable shares available for future issuance under the Escrowed Stock Plan. The Escrowed Stock Plan also provides that when exchangeable shares are issued in exchange for Escrowed Shares and immediately thereafter the Escrowed Company is wound up or merged into our company and the exchangeable shares held by it are cancelled, the number of exchangeable shares remaining for future issuance under the Escrowed Stock Plan will not be reduced.

The number of exchangeable shares that may be issuable to insiders of our company at any time, or issued in any one year to insiders of our company, under any of our company’s security-based compensation arrangements, including under the restricted stock plan of our company (the “Restricted Stock Plan”) or the Escrowed Stock Plan, cannot exceed, in either case, 10% of the issued and outstanding class A exchangeable shares and class B shares; and no more than 5% of the issued and outstanding exchangeable shares may be issued under these arrangements to any one person. In addition, the number of Brookfield Class A Shares that may be issuable to Brookfield Corporation insiders at any time, or issued in any one year to Brookfield Corporation insiders, under any of Brookfield Corporation’s security-based compensation arrangements together with the Restricted Stock Plan and the Escrowed Stock Plan cannot exceed, in either case, 10% of the issued and outstanding Brookfield Class A Shares.

Summary of the Escrowed Stock Plan

The following is a summary of the principal terms of the Escrowed Stock Plan.

The Escrowed Stock Plan governs the award of non-voting common shares (“Escrowed Shares”) of one or more private companies (each, an “Escrowed Company”) to executives or other individuals designated by the board of directors. Each Escrowed Company is capitalized with common shares and preferred shares issued to our company. Each Escrowed Company will directly or indirectly purchase exchangeable shares. Escrowed Companies may purchase exchangeable shares in the open market or, subject to obtaining exemptive relief acquire the exchangeable shares that were acquired by Brookfield Corporation upon exchanges by our company shareholders. Participants will either be awarded Escrowed Shares or provided an election to contribute exchangeable shares or other Escrowed Shares as consideration for the Escrowed Shares. Dividends paid to each Escrowed Company on the exchangeable shares acquired by the Escrowed Company will be used to pay dividends on the preferred shares which are held by our company and on certain Escrowed Shares held by participants who contributed the underlying exchangeable shares to an Escrowed Company in connection with the award of Escrowed Shares. The exchangeable shares acquired by an Escrowed Company will not be voted.

Except as otherwise determined by the board of directors, 20% of Escrowed Shares will vest on the first anniversary of the granting of such shares, with an additional 20% vesting on each subsequent anniversary, up to and including the fifth anniversary of the grant of the Escrowed Shares.

On date(s) determined by the holders of the Escrowed Shares that are generally between the applicable vesting date and 10 years after the initial grant, the vested Escrowed Shares will be acquired by our company in exchange for the issuance of exchangeable shares from treasury, where the value of such exchangeable shares being issued is equal to the value of the Escrowed Shares being acquired. The value of the Escrowed Shares will be equal to the increase in value of the exchangeable shares held by the Escrowed Company since the grant date of the Escrowed Shares, based on the volume-weighted average price of the exchangeable shares on the New York Stock Exchange on the date of the exchange. Participants are not permitted to exchange Escrowed Shares during a blackout period, except with the consent of the board of directors. Once all participants of an Escrowed Company have elected to exchange their Escrowed Shares, such Escrowed Company will be wound up or merged into our company and our company will cancel at least that number of exchangeable shares held by one or more Escrowed Companies that is equivalent to the number of exchangeable shares that have been issued to holders of the Escrowed Shares of the Escrowed Company on exchanges.

Eligibility for participation in the Escrowed Stock Plan is restricted to designated executives of our company and its affiliates or other persons designated by the board of directors, which may include designated executives and key employees of Brookfield that provide services to our company or our affiliates. The number of Escrowed Shares to be granted to each participant is determined at the discretion of the board of directors, on the recommendation of the Compensation Committee. The Compensation Committee recommends the award of Escrowed Shares for the CEO. All other awards of Escrowed Shares are recommended by the CEO to the Compensation Committee. Aside from transfers to our company in the case of termination of employment or for personal tax planning purposes, transfers of Escrowed Shares are not permitted unless otherwise approved by the board of directors. No incremental entitlements will be triggered by a change in control of our company under the Escrowed Stock Plan.

The Escrowed Stock Plan sets out provisions regarding the forfeiture of Escrowed Shares following a change in the employment status of a participant. In general, all vested Escrowed Shares will remain outstanding, and all unvested Escrowed Shares will be forfeited on a participant’s termination date from our company or Brookfield, except as follows: in the event of termination for cause, all unvested Escrowed Shares as well as vested Escrowed Shares that remain subject to a hold period will be forfeited.

The Escrowed Stock Plan contains an amending provision setting out the types of amendments which can be approved by the board of directors without shareholder approval and those which require shareholder approval. Shareholder approval will be required for any amendment that increases the number of exchangeable shares issuable under the Escrowed Stock Plan, any amendment expanding the categories of eligibility under the Escrowed Stock Plan which would have the potential of broadening or increasing insider participation, which would include any amendment that would permit the introduction or reintroduction of non-employee directors of our company as eligible participants, any amendment which deletes or reduces the range of amendments requiring shareholder approval or other amendments required by law to be approved by shareholders. Shareholder approval will not be required for, among other matters, any amendment to the Escrowed Stock Plan or any Escrowed Share that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favourable tax treatment, that is to the vesting, termination or early termination provisions (provided that the amendment does not entail an extension beyond the tenth anniversary of the award date for any particular Escrowed Company), and to suspend or terminate the Escrowed Stock Plan.

Exemptive Relief

As noted above, the Escrowed Stock Plan permits Escrowed Companies, subject to obtaining exemptive relief, to acquire the exchangeable shares that were acquired by Brookfield Corporation upon exchanges by our company shareholders. The consideration to be paid for each exchangeable share acquired by our company will be one Brookfield Class A Share held by our company. Our company has applied to the Ontario Securities Commission (the “OSC”), as principal regulator, for an order pursuant to section 6.1 of National Instrument 62-104 Take-Over Bids and Issuer Bids (“NI 62-104”) exempting our company from the requirements applicable to issuer bids in Part 2 of NI 62-104 (the “Issuer Bid Requirements”) in respect of purchases from time to time by our company of up to 4 million class exchangeable shares from Brookfield Corporation and related companies. In addition, Brookfield Corporation has applied to the OSC, as principal regulator, for an order pursuant to section 6.1 of NI 62-104 exempting Brookfield Corporation from the Issuer Bid Requirements applicable in respect of the receipt by Brookfield Corporation of the up to 4 million Brookfield Class A Shares to be delivered by our company in connection with these acquisitions. There can be no assurances that the exemptive relief our company and Brookfield Corporation have applied for will be granted as requested or at all.

Approval of the Escrowed Stock Plan Resolution

The Escrowed Stock Plan Resolution must be approved by a majority of the votes cast by holders of class A exchangeable shares and the holder of the class B shares, voting in each case as a separate class. Because our exchangeable shares were designed to be economically equivalent to Brookfield Class A Shares and remain exchangeable on a one-for-one basis, the adoption of the Escrowed Stock Plan is also conditional on its approval by (i) the Brookfield Corporation board of directors and (ii) Brookfield Corporation shareholders at a duly called meeting of shareholders. The board of directors of Brookfield Corporation approved the adoption of the Escrowed Stock Plan on March 25, 2024 and Brookfield Corporation obtained shareholder approval at its annual and special meeting of shareholders held on June 7, 2024.

The board recommends that you vote FOR the Escrowed Stock Plan Resolution, the full text of which is set out in Appendix “A” – “Resolutions to be Approved at the Meeting”.

Potential Share Issuances

In November 2023, our company successfully completed a reverse exchange offer (the “2023 Exchange Offer”), pursuant to which holders of Brookfield Class A Shares were offered newly issued class A-1 exchangeable shares in exchange for a Brookfield Class A Share on a one-for-one basis. The 2023 Exchange Offer more than tripled the total number of exchangeable shares outstanding, meaningfully enhancing our capital structure. This result was achieved without any dilution to holders of the exchangeable shares or Brookfield Class A Shares, due to the fact that Brookfield Reinsurance is a “paired entity” to Brookfield Corporation.

In the future our company or Brookfield Corporation or one of its subsidiaries (a “Brookfield Acquiror”) may seek to provide shareholders of Brookfield Corporation with opportunities to increase their ownership of our exchangeable shares by way of one or more Share Issuance Transactions or other similar mechanisms, such as an offer by Brookfield Corporation to its shareholders. The purpose of any such Share Issuance Transaction will be to increase the equity base and market capitalization of our company and which in turn will position our company for future growth. As described below, any such Share Issuance Transaction will be non-dilutive to holders of exchangeable shares or Brookfield Class A Shares.

Brookfield Reinsurance is a “paired entity” to Brookfield Corporation by virtue of (i) the exchangeable shares (A) being exchangeable into Brookfield Class A Shares on a one-for-one basis and (B) receiving distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares, and (ii) Brookfield Corporation directly or indirectly owning 100% of the class C shares. These features enable any such Share Issuance Transaction to be structured so that the equity base and market capitalization of Brookfield Reinsurance can be enhanced without any dilution to holders our exchangeable shares or of Brookfield Class A Shares. If consummated, the Share Issuance Transactions would also provide holders of Brookfield Class A Shares with an alternative, efficient means through which to hold an interest in the paired entity.

Brookfield Reinsurance shareholders will be asked at the meeting to consider and, if thought fit, to approve, with or without amendment, an ordinary resolution authorizing the company to issue or provide delivery of up to a maximum of 150,000,000 exchangeable shares, directly or indirectly, during the twelve-month period from the date of the meeting, in connection with one or more Share Issuance Transaction. The company has made no determination to proceed with any Share Issuance Transaction, and there is no guarantee that a Share Issuance Transaction will occur during such twelve-month period.

It is a policy of the TSX that in the event that during any six-month period a listed company issues, pursuant to prospectus exempt (private placement) transaction and/or acquisition more than 25% of the number of its shares which are outstanding (on a non-diluted basis), prior to giving effect to such transactions, approval of the shareholders must be obtained. Approval of the Share Issuance Resolution will obviate the necessity of obtaining shareholder approval for each specific Share Issuance Transaction, thereby reducing the time required to obtain regulatory approval and decreasing the company’s administrative costs relating to such transactions. We believe that any exchangeable shares issued in connection with one or more Share Issuance Transaction would result in an increase to the equity base and market capitalization of our company, which in turn would position our company for future growth.

Insiders of our company who hold Brookfield Class A Shares may elect to participate in one or more Share Issuance Transactions or similar transactions. As a result, any Share Issuance Transaction or similar transaction, if consummated, may constitute a “related party transaction” for the purposes of MI 61-101. Because any one or more Share Issuance Transactions or similar transaction may constitute a “related party transaction” (as defined in MI 61- 101), our company is seeking to obtain “minority approval” (as defined in MI 61-101) in connection with the Share Issuance Resolution pursuant to section 5.6 of MI 61-101 and in accordance with Part 8 of MI 61-101. Brookfield Corporation, by virtue of owning, directly or indirectly, 100% of the class C shares is the sole holder of “affected securities” (as defined in MI 61-101). As a result, the Share Issuance Resolution must be approved by a majority of the votes cast by holders of class A exchangeable shares, the holder of the class B shares and the holders of the class C shares, voting in each case as a separate class.

Approval of the Share Issuance Resolution does not relate to, nor does it involve any financing transaction of the company. If consummated, the exchangeable shares issuable in connection with one or more Share Issuance Transaction or similar transaction relate specifically to the issuance of exchangeable shares of our company on a one-for-one basis with Brookfield Class A Shares.

If the Share Issuance Resolution is approved at the meeting, our company will have the right to issue up to an aggregate of 150,000,000 exchangeable shares during the 12-month period from the date of the meeting in connection with one or more Share Issuance Transaction.

TSX Requirements

The TSX Company Manual requires that the Share Issuance Resolution be approved by the holders of a majority of the currently issued and outstanding class A exchangeable shares, excluding the votes attached to the class A exchangeable shares held by insiders of our company who hold Brookfield Class A Shares and their associates and affiliates.

Issuance of Shares in Excess of 25%

Pursuant to section 611(c) of the TSX Company Manual, the TSX requires a listed issuer to obtain shareholder approval where the number of securities issuable exceeds 25% of the number of securities of the issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the proposed transaction.

Since one or more Share Issuance Transaction or similar transactions could result in our company issuing up to 150,000,000 exchangeable shares, representing, in the aggregate, approximately 345% of the number of issued and outstanding exchangeable shares as of June 14, 2024 (being 16,899,571 class A exchangeable shares and 26,505,771 class A-1 exchangeable shares), approval of shareholders under the TSX rules is being sought in respect of the exchangeable shares issuable pursuant to one or more Share Issuance Transaction or similar transactions.

Issuance of Shares in Excess of 10% to an Insider

Pursuant to section 611(b) of the TSX Company Manual, the TSX requires a listed issuer to obtain shareholder approval where, in certain circumstances, the aggregate number of securities issuable to insiders in any six-month period is greater than 10% of the number of securities of the issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the first transaction involving the issuance of securities to an insider during such six-month period. Furthermore, the insiders participating in such transaction are not eligible to vote their securities in respect of such approval.

Insiders of our company who hold Brookfield Class A Shares may elect to participate in one or more Share Issuance Transaction or similar transaction. As a result, disinterested shareholder approval is required under the TSX rules. As at the date hereof, our company estimates that a total of 3,615,775 class A exchangeable (approximately 21.4% of the outstanding class A exchangeable shares) held by our insiders, or their associates and affiliates, will be excluded for the purpose of determining approval of the Share Issuance Resolution.

Share Issuance Resolution

The Share Issuance Resolution must be approved by a majority of the votes cast by holders of class A exchangeable shares, the holder of the class B shares and the holders of class C shares, voting in each case as a separate class.

The board recommends that you vote FOR the Share Issuance Resolution, the full text of which is set out in Appendix “A” – “Resolutions to be Approved at the Meeting”.

Part Five – Statement of Corporate

Governance Practices

Overview

The company’s corporate governance policies and practices are comprehensive and consistent with the guidelines for corporate governance adopted by Canadian Securities Administrators. The company’s corporate governance practices and policies are also consistent with the requirements of the U.S. Securities and Exchange Commission, the listing standards of the NYSE and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002, as amended.

The structure, practices and committees of the board, including matters relating to the size, independence and composition of the board, the election and removal of directors, requirements relating to board action and the powers delegated to the board committees are governed by our memorandum of association, bye-laws and policies adopted by the board. The board is responsible for exercising the management, control, power and authority of our company except as required by applicable law, the memorandum of association or the company’s bye-laws. The following is a summary of certain provisions of the memorandum of association, bye-laws and policies that affect our company’s governance.

Board of Directors

The board is currently comprised of ten (10) directors. The size of our board is currently set at a minimum of four (4) members and a maximum of sixteen (16) members or such number in excess thereof as the shareholders may determine, with (i) at least two (2) directors being local residents of Bermuda, (ii) no more than three (3) directors being resident in any one other country (aside from Bermuda), (iii) no more than two (2) directors elected by holders of class A exchangeable shares being resident in any one other country (aside from Bermuda) and (iv) no more than two (2) directors elected by the holder of class B shares being resident in any one other country (aside from Bermuda), provided that the board may, at its discretion, increase or decrease the residency requirements. As a result of the board being comprised of ten (10) directors, the board determined to increase the residency requirements so that no more than four (4) directors may be resident in any one country (aside from Bermuda). In addition, our bye-laws provide that no directors or employees of Brookfield Corporation shall serve as a director of our company elected by holders of class A exchangeable shares. At least a majority of the directors holding office must be independent of our company and Brookfield Corporation, as determined by the full board using the standards for independence established by the NYSE.

If the death, resignation or removal of an independent director results in our board consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, our board may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office.

Election and Removal of Directors

In the election of directors, holders of class A exchangeable shares are entitled to elect one-half of the board of directors of our company. The Class B Partners, who collectively hold all of the class B shares, are entitled to elect the other one-half of the board of directors of our company. Consistent with Brookfield Corporation, our bye-laws provide for cumulative voting. Accordingly, our bye-laws provide that each holder of shares of a class or series of shares of our company entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

Each of our current directors will serve until the close of the next annual meeting of shareholders of our company or his or her death, resignation or removal from office, whichever occurs first. Our bye-laws provide that any director may be removed as follows: (a) with respect to the directors elected by holders of the class A exchangeable shares, an affirmative vote of holders of class A exchangeable shares holding a majority of the issued and outstanding class A exchangeable shares entitled to vote at a special general meeting convened and properly held or conferring the right to vote on a resolution to remove a director; and (b) with respect to the directors elected by the holder of the class B shares, an affirmative vote of the class B shareholder holding a majority of the issued and outstanding class B shares entitled to vote at a special general meeting convened and properly held or conferring the right to vote on a resolution to remove a director; provided, that the notice of any such meeting convened for the purpose of removing a director must contain a statement of the intention to remove the director and be served on the director not less than 14 days before the meeting, and that the director shall be entitled to be heard at the meeting on the motion for his or her removal. A director will be automatically removed from our board if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

Term Limits and Board Renewal

The governance and nominating committee of the board (the “Governance and Nominating Committee”) leads the effort to identify and recruit candidates to join our board. In this context, the Governance and Nominating Committee’s view is that our board should reflect a balance between the experience that comes with longevity of service on our board and the need for renewal and fresh perspectives.

The Governance and Nominating Committee does not support a mandatory retirement age, director term limits or other mandatory board of directors turnover mechanisms because its view is that such policies are overly prescriptive; therefore, our company does not have term limits or other mechanisms that compel board of directors turnover. The Governance and Nominating Committee does believe that periodically adding new voices to our board can help our company adapt to a changing business environment and board of directors renewal is a priority.

The Governance and Nominating Committee reviews the composition of our board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew our board.

Board Diversity Policy

Our company is committed to enhancing the diversity of our board. Our company’s view is that our board should reflect a diversity of backgrounds relevant to its strategic priorities. This includes such factors as diversity of business expertise and international experience, in addition to geographic and gender diversity.

To achieve our board of director’s diversity goals, our company has adopted the following written policy:

●

board of directors appointments will be based on merit, having due regard for the benefits of diversity on our board, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director; and

●

In the director identification and selection process, diversity on our board, including the level of representation of women on our board, will influence succession planning and be a key criterion in identifying and nominating new candidates for election to our board.

The diversity policy does not set any formal targets on diversity for directors at this time, because of the current need for geographic diversity of directors and the emphasis on subject matter expertise. The Governance and Nominating Committee will be responsible for implementing our board diversity policy, monitoring progress towards the achievement of its objectives and recommending to our board any necessary changes that should be made to the policy.

Mandate of the Board

Our board oversees the management of our company’s business and affairs directly and through three standing committees: the Audit Committee, Governance and Nominating Committee and Compensation Committee, which we refer to as the Committees. The responsibilities of our board and each Committee, respectively, are set out in written charters, which are reviewed and approved annually by our board. All board and Committee charters are posted on the company’s website, at bnre.brookfield.com under “Corporate Governance”.

Our board is responsible for:

●	overseeing our company’s long-term strategic planning process and reviewing and approving its annual business plan;

●	overseeing management’s approach to managing the impact of key risks facing our company;

●	safeguarding shareholders’ equity interests through the optimum utilization of our company’s capital resources;

●	promoting effective corporate governance;

●	overseeing our company’s sustainability program and related practices;

●	reviewing major strategic initiatives to determine whether management’s proposed actions accord with long-term corporate goals and shareholder objectives;

●	assessing management’s performance against approved business plans;

●

approving any change in the identity of the executive officers of our company and overseeing the Chief Executive Officer’s selection of other members of senior management and reviewing succession planning;

●	reviewing and approving the reports issued to shareholders, including annual and interim financial statements; and

●	overseeing and reviewing our company’s whistleblowing policies and practices.

Meetings of the Board

Our board meets at least four times each year, with additional meetings held to consider specific items of business or as deemed necessary. Meeting frequency and agenda items may change depending on the opportunities or risks faced by our company. Our board is responsible for its agenda. At all quarterly meetings, the independent directors meet without the presence of management and the directors that are not independent.

In 2023, there were four (4) regularly scheduled board meetings and two (2) special meetings for a total of six (6) board meetings.

Four (4) regular meetings are scheduled for 2024.

Meetings of Independent Directors

At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors who are not independent.

Independent Directors

At least a majority of the directors holding office must be independent of our company and Brookfield Corporation, as determined by the full board using the standards for independence established by the NYSE.

The company obtains information from its directors annually to determine their independence. The board decides which directors are considered to be independent based on the recommendation of the Governance and Nominating Committee, which evaluates director independence based on the guidelines set forth under applicable stock exchange guidelines and securities laws.

In this process, the board conducts an analysis of each director nominee to determine if they are an non-independent director (all director nominees who are also current members of management are, by definition, non-independent directors) or an independent director.

At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors that are not independent. The board has also adopted certain conflicts management policies to govern its practices in circumstances in which conflicts of interest with Brookfield Corporation may arise. See Item 6.C “Board Practices—Transactions in Which a Director Has an Interest”, and Item 7.B “Related Party Transactions—Conflicts of Interest” in our Annual Report on Form 20-F.

The following table shows the directors standing for election at the meeting and whether each nominee will be an independent, non-independent or management director.

	Independent(a)	Non- Independent	Management (b)
Barry Blattman(c)		✔		Reason for Non-Independent or Management Status Vice Chair of Brookfield Asset Management
Soonyoung Chang	✔
William Cox	✔
Michele Coleman Mayes	✔

Gregory Morrison	✔
Lori Pearson(d)		✔		Chief Operating Officer of Brookfield Corporation
Lars Rodert	✔
Anne Schaumburg	✔
Sachin Shah		✔	✔	Chief Executive Officer of the company and Managing Partner and Chief Executive Officer, Insurance Solutions of Brookfield Corporation
Jay Wintrob(e)		✔		Chief Executive Officer of Oaktree Capital Management

Notes:

(a)

“Independent” refers to the board’s determination, based on the recommendation of the Governance and Nominating Committee, of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101.

(b)	“Management” refers to a director nominee who is a current member of management.

(c)

Mr. Blattman does not meet any bright line tests under which he would be “non-independent” under applicable stock exchange guidelines and securities laws. However, given Mr. Blattman’s position as Vice Chair of Brookfield Corporation, and the nature of the services currently provided by Brookfield Corporation to the company, the Governance and Nominating Committee has determined Mr. Blattman to be non- Independent at this time.

(d)

Ms. Pearson does not meet any bright line tests under which she would be “non-independent” under applicable stock exchange guidelines and securities laws. However, given Ms. Pearson’s position as Managing Partner and Chief Operating Officer of Brookfield Corporation, and the nature of the services currently provided by Brookfield Corporation to the company, the Governance and Nominating Committee has determined Ms. Pearson to be non-Independent at this time.

(e)

Mr. Wintrob does not meet any bright line tests under which he would be “non-Independent” under applicable stock exchange guidelines and securities laws. However, given Mr. Wintrob’s past position as Chief Executive Officer of Oaktree Capital Management, and the nature of the services provided by Oaktree Capital Management to the company, the Governance and Nominating Committee has determined Mr. Wintrob to be non-Independent at this time.

The board considers that the six (6) directors listed as “Independent” above (approximately 60% of the board) are independent.

Other Directorships

The following director nominees are also directors of other reporting issuers (or the equivalent in foreign jurisdictions) in addition to the company:

●	William Cox: Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P.;

●	Michele Coleman Mayes: Gogo Inc.;

●	Lars Rodert: Brookfield Property Partners L.P., Brookfield Property Preferred L.P., PCCW Ltd., Samhallsbyggnadsbolaget i Norden AB; and

●	Anne Schaumburg: Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P., NRG Energy, Inc.

Expectations of Directors

The board has adopted a charter of expectations for directors (the “Charter of Expectations”) that outlines the expectations the company places on its directors in terms of professional and personal competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance and resignation events. In accordance with the Charter of Expectations, directors are expected to bring any potential conflict of interest to the attention of the Chair or a Committee Chair in advance of board meetings, and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair if: (i) they become unable to attend at least 75% of the board’s regularly scheduled meetings; (ii) if they become involved in a legal dispute, regulatory or similar proceeding that could materially impact their ability to serve as a director and/or negatively impact the reputation of the company; (iii) if the director takes on new responsibilities in business, government, the community or likewise which may conflict with the goals of the company and/or materially reduce his or her ability to serve as a director; or (iv) there is any other change in the director’s personal or professional circumstances that could adversely impact the company or the director’s continued service on the board. The Charter of Expectations is reviewed annually, and a copy is posted on the company’s website bnre.brookfield.com, under “Corporate Governance.”

Director Share Ownership Requirements

We believe that directors can better represent shareholders if they have economic exposure to our company themselves. We expect directors of our company to hold sufficient number of our exchangeable shares and/or Brookfield Class A Shares such that the acquisition costs of our exchangeable shares or Brookfield Class A Shares held by such directors is equal to at least two times their aggregate annual retainer for serving as a director of our company, as determined by our board from time to time. Directors of our company are required to meet this requirement within five (5) years of their date of appointment.

Director Orientation and Education

New directors of our company are provided with comprehensive information about our company and our operating subsidiaries. Arrangements are made for specific briefing sessions from appropriate senior personnel to help new directors better understand our strategies and operations. They also participate in the continuing education measures discussed below.

Our board receives annual operating plans for our business and more detailed presentations on particular strategies. Existing directors are invited to join the orientation sessions for new directors as a refresher. The directors have the opportunity to meet and participate in work sessions with management to obtain insight into the operations of our company and our operating subsidiaries. Directors are regularly briefed to help ensure their understanding of industry-related issues such as accounting rule changes, transaction activity, capital markets initiatives, significant regulatory developments, as well as trends in corporate governance. All directors are required to maintain a current understanding of our company’s business and operations, industries and sectors in which we operate globally, material developments and trends in asset management and our company’s strategic initiatives.

Committees of the Board

The three standing Committees of our board assist in the effective functioning of our board and help ensure that the views of independent directors are effectively represented:

●	Audit Committee;

●	Governance and Nominating Committee; and

●	Compensation Committee.

The responsibilities of these Committees are set out in written charters, which are reviewed and approved annually by our board. It is our board of director’s policy that all Committees must consist entirely of independent directors. Special committees may be formed from time to time to review particular matters or transactions. While our board retains overall responsibility for corporate governance matters, each standing Committee has specific responsibilities for certain aspects of corporate governance in addition to its other responsibilities, as described below.

Audit Committee

The Audit Committee is responsible for monitoring our company’s systems and procedures for financial reporting and associated internal controls, and the performance of our company’s external and internal auditors. It is responsible for reviewing certain public disclosure documents before their approval by our full board of directors and release to the public, such as our company’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending the independent registered public accounting firm to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor, subject to the Audit Committee’s Audit Policy. The Audit Committee meets regularly in private session with our company’s external auditor and internal auditors, without management present, to discuss and review specific issues as appropriate. In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under Canadian and U.S. securities laws, in that their directors’ fees must be and are the only compensation they receive, directly or indirectly, from our company. Further, the Audit Committee requires that all its members disclose any form of association with a present or former internal or external auditor of our company to our board for a determination as to whether this association affects the independent status of the director.

As of the date of this Circular, the Audit Committee was comprised of the following directors: Lars Rodert, William Cox, Gregory Morrison and Anne Schaumburg and as such, the Audit Committee consisted solely of independent directors.

The full text of the charter of the Audit Committee is the company’s website, at bnre.brookfield.com under “Corporate Governance”.

Governance and Nominating Committee

It is the responsibility of the Governance and Nominating Committee, in consultation with the Chair, to assess from time to time the size and composition of our board and its Committees; to review the effectiveness of our board operations and its relations with management; to assess the performance of our board, its Committees and individual directors; to review our company’s statement of corporate governance practices and to review and recommend the directors’ compensation. Our board has implemented a formal procedure for evaluating the performance of our board, its Committees and individual directors — the Governance and Nominating Committee reviews the performance of our board, its Committees and the contribution of individual directors on an annual basis.

The Governance and Nominating Committee is responsible for reviewing the credentials of proposed nominees for election or appointment to our board and for recommending candidates for membership on our board, including the candidates proposed to be nominated for election to our board at the annual meeting of shareholders. To do this, the Governance and Nominating Committee maintains an “evergreen” list of candidates to ensure outstanding candidates with needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by our board to ensure that our board has the appropriate mix of talent, quality, skills, diversity, perspectives and other requirements necessary to promote sound governance and the effectiveness of our board. The Governance and Nominating Committee is responsible for overseeing our company’s approach to sustainability matters, which includes a review of our company’s current and proposed sustainability initiatives and any material disclosures regarding sustainability matters.

As of the date of this Circular, the Governance and Nominating Committee was comprised of the following directors: William Cox, Michele Coleman Mayes, Lars Rodert and Anne Schaumburg, and as such, the Governance and Nominating Committee consisted solely of independent directors.

Compensation Committee

The Compensation Committee is responsible for reviewing and reporting to our board on management resource matters, including ensuring a diverse pool for succession planning, the job descriptions and annual objectives of senior executives, the form of executive compensation in general including an assessment of the risks associated with the compensation plans and the levels of compensation of the senior executives, including incentive-compensation and equity-based compensation. The Compensation Committee annually assesses the performance of the Chief Executive Officer, taking into consideration the business operations and objectives of the company as well as the fact that our company is a paired entity to Brookfield Corporation. The Compensation Committee also reviews, in consultation with the Chief Executive Officer, the performance of senior management. In addition, the Compensation Committee is responsible for reviewing any allegations of workplace misconduct claims that are brought to the Committee’s attention through our company’s ethics hotline, a referral from our company’s human resources department.

All members of the Compensation Committee meet the standard director independence test in that they have no relationship which could, in the view of our board, be reasonably expected to interfere with the exercise of their independent judgment.

Our board has also adopted a heightened test of independence for all members of the Compensation Committee, which entails that our board has determined that no Compensation Committee member has a relationship with senior management that would impair the member’s ability to make independent judgments about our company’s executive compensation. This additional independence test complies with the test in the listing standards of the NYSE. Additionally, the Compensation Committee evaluates the independence of any advisor it retains in order to comply with the aforementioned NYSE listing standards.

In reviewing our company’s compensation policies and practices each year, the Compensation Committee seeks to ensure the executive compensation program provides an appropriate balance of risk and reward consistent with the risk profile of our company. The Compensation Committee also seeks to ensure our company’s compensation practices do not encourage excessive risk-taking behavior by the senior management team.

The participation in long-term incentive plans is intended to discourage executives from taking excessive risks in order to achieve short-term unsustainable performance.

All of our company’s directors, officers and employees are subject to our personal trading policy, which will prohibit trading in the securities of our company or Brookfield Corporation while in possession of material undisclosed information about our company or Brookfield Corporation. Those individuals are also prohibited from entering into certain types of hedging transactions involving the securities of our company, such as short sales, prepaid variable forward contracts, equity swaps and put options. In addition, our personal trading policy prohibits trading in our company’s securities during prescribed blackout periods. We also require all executives and directors to pre-clear trades in our company’s securities.

As of the date of this Circular, the Compensation Committee was comprised of the following directors: Anne Schaumburg, William Cox, and Soonyoung Chang and as such, the Compensation Committee consisted solely of independent directors.

Board, Committee and Director Evaluation

Our board believes that a regular and formal process of evaluation improves the performance of our board as a whole, the Committees and individual directors. A survey is sent annually to independent directors inviting comments and suggestions on areas for improving the effectiveness of our board and its Committees. The results of this survey are reviewed by the Governance and Nominating Committee, which makes recommendations to our board as required. Each independent director also receives a self-assessment questionnaire and all directors are required to complete a skill-set evaluation which is used by the Governance and Nominating Committee for planning purposes. The Chair also holds private interviews with each non-management director annually to discuss the operations of our board and its Committees, and to provide any feedback on the individual director’s contributions.

Board and Management Responsibilities

The board of directors has adopted a written position description for the Chair, which sets out the Chair’s key responsibilities, including, as applicable, duties relating to setting board of directors meeting agendas, chairing board of directors and shareholder meetings and communicating with shareholders and regulators. The board of directors has also adopted a written position description for each of the Committee chairs which sets out each of the Committee chair’s key responsibilities, including duties relating to setting Committee meeting agendas, chairing Committee meetings and working with the Committee and management to ensure, to the greatest extent possible, the effective functioning of the Committee.

The board of directors has also adopted a written position description for the Chief Executive Officer which sets out the key responsibilities of the Chief Executive Officer. The primary functions of the Chief Executive Officer is to lead management of the business and affairs of our company, to lead the implementation of the resolutions and the policies of the board of directors, to supervise day to day management and to communicate with shareholders and regulators.

Code of Business Conduct and Ethics

Our company’s policy is that all its activities be conducted with the utmost honesty, integrity, fairness and respect and in compliance with all legal and regulatory requirements. To that end, our company maintains a Code of Business Conduct and Ethics, a copy of which is available on our website at bnre.brookfield.com and has been filed on our SEDAR+ profile at www.sedarplus.com and EDGAR profile at www.sec.gov. The Code of Business Conduct and Ethics sets out the guidelines and principles for how directors, officers and employees should conduct themselves as members of our team. Preserving our corporate culture is vital to the organization and following the Code of Business Conduct and Ethics will help us do that.

All directors, officers and employees of our company are required to provide a written acknowledgment upon joining our company that they are familiar with and will comply with the Code of Business Conduct and Ethics. All directors, officers and employees of our company are required to provide this same acknowledgment annually. Our board reviews the Code of Business Conduct and Ethics annually to consider whether to approve changes in our company’s standards and practices.

Personal Trading Policy

All of our company’s directors, officers and employees are subject to our personal trading policy, which prohibit trading in the securities of our company or the securities of Brookfield Corporation while in possession of material undisclosed information about our company or Brookfield Corporation. Those individuals are also prohibited from entering into certain types of hedging transactions involving the securities of our company, such as short sales, prepaid variable forward contracts, equity swaps and put options. In addition, our personal trading policy prohibits trading in our company’s securities during prescribed blackout periods. We also require all executives and directors to pre-clear trades in our company’s securities.

Part Six – Director Compensation and

Equity Ownership

Director Compensation

Director Compensation

For the year ended December 31, 2023, the directors of our company were entitled to an annual retainer of $150,000 for their service on the board and the Committees, and reimbursement of expenses incurred in attending meetings. The lead independent director of our company was paid an additional amount of $50,000, for serving in such position. The chair of the Audit Committee received an additional $20,000 and members of the Audit Committee received an additional $10,000 for serving in such positions. Directors who are employees of our company or Brookfield receive no fees for their services on the board.

Compensation Element	Amount for the Year Ended December 31, 2023

Annual Retainer	$150,000

Audit Committee Chair Additional Retainer	$20,000

Audit Committee Member Additional Retainer (Non-Chair)	$10,000

Lead Independent Director Additional Retainer	$50,000

In addition, effective January 1, 2024, the directors of our company who regularly reside outside Bermuda and the east coast of North America will also receive an additional annual stipend of $15,000. This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings and is in addition to reimbursement for travel and other out-of-pocket expenses. To the extent the director also serves on the board directors of another publicly traded entity managed by Brookfield that holds the majority of its meetings in Bermuda, this annual stipend will be split evenly between our company and that other Brookfield-managed entity.

The following table sets out information concerning the compensation earned by, paid to or awarded to the directors in their capacities as directors of the company during the year ended December 31, 2023. The directors are paid in U.S. dollars. The Governance and Nominating Committee periodically reviews board compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.

Director Compensation Table

Name	Fees Earned in Cash ($)	Share and option- based awards ($)	All Other Compensation ($)	Total Annual Compensation ($)

Barry Blattman(d)	—	—	—	—

Michele Coleman Mayes	75,000	—	—	75,000

Soonyoung Chang	150,000	—	—	150,000

William Cox(a)(b)	210,000	—	—	210,000

Gregory Morrison(a)	160,000	—	—	160,000

Lori Pearson(d)	—	—	—	—

Lars Rodert(a)(c)	170,000	—	—	170,000

Anne Schaumburg(a)	160,000	—	—	160,000

Sachin Shah(d)	—	—	—	—

Jay Wintrob	150,000	—	—	150,000

Notes:

(a)  Audit Committee Member.

(b)  William Cox served as Lead Independent Director.

(c)  Lars Rodert served as Audit Committee Chair.

(d) Due to their role with our company or Brookfield, as applicable, each of Barry Blattman, Lori Pearson and Sachin Shah receive no compensation in their capacities as directors.

Equity Ownership of Directors

We believe that directors can better represent shareholders if they have economic exposure to our company themselves. We expect that directors of our company hold sufficient exchangeable shares and/or Brookfield Class A Shares such that the acquisition costs of our exchangeable shares or Brookfield Class A Shares held by such directors is equal to at least two times their aggregate annual retainer for serving as a director of our company, as determined by our board from time to time. Directors of our company are required to meet this requirement within five (5) years of their date of appointment.

As of the date of this Circular, the directors of our company, and their respective associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, approximately 5 percent of the outstanding class A exchangeable shares and less than 1 percent of the outstanding class A-1 exchangeable shares.

Part Seven – Report on Executive Compensation

Compensation Philosophy of our Company

Our named executive officers (“NEOs”) comprise the core senior management team of our company, some of whom were employees of Brookfield and who were provided to our company pursuant to the amended and restated administration agreement between our company and Brookfield Corporation dated August 5, 2022, as further amended by the administration agreement amendment effective March 22, 2024 (the “Administration Agreement”) up until March 22, 2024. The Chief Executive Officer, Chief Financial Officer and Chief Investment Officer were, up until March 22, 2024, employees of Brookfield who performed functions for our company that would make them NEOs of our company. Brookfield Corporation, and not our company, determined the compensation of the Chief Executive Officer of our reinsurance business, and for the year ended December 31, 2023, also determined the compensation of our Chief Executive Officer, Chief Financial Officer and Chief Investment Officer. Our company has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they make and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value. For the year ended December 31, 2023, our company paid fees to Brookfield Corporation under the Administration Agreement on a cost recovery basis for the services of our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business equal to the pro rata portion of their annual base salary, cash bonus and overhead costs attributable to the services they provide to our company. Our company did not reimburse Brookfield Corporation for any costs associated with the participation of our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer or the Chief Executive Officer of our reinsurance business in Brookfield Corporation’s long-term incentive plans for the year ended December 31, 2023. Compensation of the NEOs for the year ended December 31, 2023 was determined and approved by Brookfield Corporation, in the case of our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business, and by the Compensation Committee, in the case of all other NEOs. Effective March 22, 2024, our company internalized the services of the Chief Executive Officer, Chief Financial Officer and Chief Investment Officer that were previously provided under the Administration Agreement and accordingly the Compensation Committee will review and recommend to the board for approval the compensation of the Chief Executive Officer, Chief Financial Officer and Chief Investment Officer going forward.

During 2023, our NEOs received approximately $3.4 million in aggregate compensation paid by our company for all services to our company and our subsidiaries. Our NEOs may, at the discretion of our company and/or Brookfield Corporation, participate in certain long-term incentive plans of our company, Brookfield Corporation and/or Brookfield Asset Management for their services to our company, Brookfield Corporation or Brookfield Asset Management, including in the form of deferred share units, restricted shares, escrowed shares, and stock options. Each form of Brookfield Corporation, Brookfield Asset Management and Brookfield Reinsurance long-term incentive plans have similar terms and conditions.

With the exception of Mr. McConnie, there are no employment contracts between the NEOs and our company or Brookfield Corporation. With the exception of Mr. McConnie, none of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with our company or Brookfield Corporation. Pursuant to his employment agreement, in the event that Mr. McConnie’s employment is terminated by his employer, he is eligible to receive a severance payment as determined under the Severance Payments Act of Barbados (Chapter 355A), plus a one-time payment in the amount of BBD$300,000 (equivalent to US$150,000 at an exchange rate of BBD$1.00 = US$0.50).

Compensation Elements for our NEOs

The primary elements of total compensation for our NEOs include base salary, annual management incentive plan awards, which we refer to as a cash bonus, and participation in long-term incentive plans. For the year ended December 31, 2023, our company paid fees to Brookfield Corporation under the Administration Agreement on a cost recovery basis for the services of our Chief Executive Officer, Chief Financial Officer, and Chief Investment Officer equal to the pro rata portion of their annual base salary, cash bonus and overhead costs attributable to the services they provide to our company. Our company did not reimburse Brookfield Corporation for any costs associated with the participation of our Chief Executive Officer, Chief Financial Officer, or Chief Investment Officer in Brookfield Corporation’s long-term incentive plans for the year ended December 31, 2023. Effective March 22, 2024, our company internalized the services of the Chief Executive Officer, Chief Financial Officer and Chief Investment Officer that were previously provided under the Administration Agreement and accordingly our company will be responsible for the full costs associated with the compensation of the Chief Executive Officer, Chief Financial Officer and Chief Investment Officer going forward, including in respect of the costs of participation in all long-term incentive plans.

Our company has adopted an approach to compensation that aligns with Brookfield Corporation’s approach and consists of the three primary elements of base salary, cash bonus, and participation in long-term incentive plans. As executives progress within our company, we expect that an increasingly larger share of annual compensation for these executives will be represented by awards pursuant to one of the long-term incentive plans of Brookfield or our company, which vest over time, in order for the executives to increase their ownership interest under one of the long-term incentive plans of Brookfield or our company and to be consistent with our company’s focus on long-term value creation. Our company had no control over the form or amount of the compensation paid by Brookfield Corporation to the Chief Executive Officer, Chief Financial Officer, Chief Investment Officer or the Chief Executive Officer of our reinsurance business for the year ended December 31, 2023 and their participation in Brookfield’s long-term incentive plans was not allocated to or payable by our group in 2023. However, our company will reimburse Brookfield Corporation for the participation of our NEOs that are not employed by Brookfield Corporation in Brookfield’s long-term incentive plans, which will include our Chief Executive Officer, Chief Financial Officer and Chief Investment Officer going forward.

Compensation of the NEOs for the year ended December 31, 2023 was determined and approved by Brookfield Corporation, in the case of our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business, and by the Compensation Committee, in the case of all other NEOs. Going forward, compensation of our Chief Executive Officer, Chief Financial Officer and Chief Investment Officer will be recommended by the Compensation Committee to the board for approval.

Base Salaries

Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of a position has changed. Base salaries deliver the only form of fixed compensation for the NEOs and are not intended to be the most significant component of their compensation.

Cash Bonus and Long-Term Incentive Plans

Given the NEOs’ focus on long-term decision making, the impact of which is difficult to assess in the short-term, each of Brookfield Corporation and our company believes that a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, the cash bonus and compensation under long-term incentive plans are determined primarily through an evaluation of the progress made in executing the company’s strategy and the performance of the business as a whole. Significant contributions to the business strategy of Brookfield are also considered.

The level of cash bonus and long-term incentive compensation granted to each NEO is discretionary. While no specific weight is given to the achievement of any individual objective, consideration is given to their accomplishments during the year, and an assessment of their decisions and actions and how those decisions and actions align with the long-term strategy of value creation as well as how the NEO considered the risks associated with such decisions. In addition, consideration is given to the achievement of objective set at the beginning of the year with our Chief Executive Officer and whether any objectives were not met because management made decisions in the best long-term interests of the business or due to factors outside of management’s control.

Given that the exchangeable shares are intended to be, as nearly as practicable, functionally and economically equivalent to an investment in Brookfield Class A Shares and that any long-term equity incentive plan of our company would need to be operated and administered as a long-term equity incentive plan of Brookfield, Brookfield

Corporation and our company determined that continued participation by our NEOs in Brookfield’s long-term incentive plans remained appropriate.

Brookfield’s long-term incentive plans are intended to encourage share ownership in Brookfield Class A Shares, increase executives’ interest in the success of Brookfield, and encourage the retention of executives as a result of the delayed vesting of awards. The purpose of these arrangements is to align the interests of Brookfield shareholders and management and to motivate executives to improve Brookfield’s and our company’s long-term financial success, measured in terms of enhanced shareholder value over the long-term. This opportunity for wealth creation enables us to attract and retain talented executives.

Brookfield has three forms of long-term incentive plans, of which the terms and conditions are substantially the same between each company, in which certain NEOs of our company participate. They are described below in more detail:

1.

Management Share Option Plan. The management share option plans of Brookfield, which we refer to as the MSOP, governs the granting to executives of options to purchase the respective Brookfield Class A Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The MSOP is administered by the board of directors of Brookfield. Options are typically granted in late February or early March of each year as part of the annual compensation review. Brookfield’s compensation committee has a specific written mandate to review and approve executive compensation. Brookfield’s compensation committees make recommendations to the respective Brookfield board of directors with respect to the proposed allocation of options based, in part, upon the recommendations of our Chief Executive Officer. The Brookfield board of directors must then give their final approval. The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving the company’s objectives. Consideration is also given to the number and value of previous grants of options. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six (6) business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for the respective Brookfield Class A Shares on the NYSE for the five (5) business days preceding the effective grant date.

2.

Deferred Share Unit Plan. Brookfield’s deferred share unit plans, which we refer to as the DSUP, provides for the issuance of deferred share units (“DSUs”), which we refer to as DSUs, the value of which are equal to the value of the respective Brookfield Class A Share. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a cash bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The DSUP is administered by the respective Brookfield’s compensation committees. DSUs are issued based on the value of the respective Brookfield Class A Shares at the time of the award, which we refer to as the DSU allotment price. In the case of DSUs acquired through the reinvestment of cash bonus awards, the DSU allotment price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on the respective Brookfield Class A Shares on the same basis as if the dividends were reinvested pursuant to Brookfield Corporation’s dividend reinvestment plan. These additional DSUs are subject to the same vesting provisions as the underlying DSUs. The redemption value of DSUs will be equivalent to the market value of an equivalent number of the respective Brookfield Class A Shares on the cessation of employment with Brookfield.

3.

Restricted Stock Plans. Brookfield has restricted stock plans and an escrowed stock plan, which we refer to as the restricted stock plan and escrowed stock plan, respectively. These plans were established to provide Brookfield and its executives with alternatives to Brookfield’s existing plans which would allow executives to increase their share ownership. Restricted shares have the advantage of allowing executives to become Brookfield shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends. Restricted shares must be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date). Holders of restricted shares receive dividends that are paid on the respective Brookfield Class A Shares in the form of cash, unless otherwise elected. The escrowed stock plan governs the award of non-voting common shares, which we refer to as escrowed shares, of one or more private companies, which we refer to as an escrow company, to executives or other individuals designated by Brookfield’s compensation committees. Each escrow company is capitalized with common shares and preferred shares issued to Brookfield for cash proceeds.

Each escrow company uses its cash resources to directly and indirectly purchase the respective Brookfield Class A Shares. Dividends paid to each escrow company on the Brookfield Class A Shares acquired by the escrow company will be used to pay dividends on the preferred shares which are held by Brookfield. The respective Brookfield Class A Shares acquired by an escrow company will not be voted. Escrowed shares typically vest 20% each year commencing on the date of the first anniversary of the award date. Each holder may exchange escrowed shares for Brookfield Class A Shares issued from treasury generally within 10 years from the award date. The value of Brookfield Class A Shares issued to a holder on an exchange is equal to the increase in value of the Brookfield Class A Shares held by the applicable escrow company.

In addition to these plans, executives who have responsibilities in Brookfield’s dedicated fund management groups may have long term incentive arrangements that also include a component more directly linked to the long-term performance of the fund being managed. However, the payments made under such plans are directly related to the value created for the fund’s investors which, in turn, benefit Brookfield as the general partner and a limited partner. A percentage of the fund’s profits are paid to participants in these plans typically after the capital invested and a preferred rate of return has been paid to investors.

In 2023, our company adopted a restricted stock plan (the “BNRE Restricted Stock Plan”). Executive officers and key employees of our company, Brookfield Corporation and Brookfield Asset Management (other than non-employee members of the board and residents of the United States) designated by the board that provide services to our company or our company’s Affiliates are eligible to participate in the BNRE Restricted Stock Plan, subject to applicable laws and regulations. For the purposes of the BNRE Restricted Stock Plan, “Affiliate” means with respect to a person, any other person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such person.

The maximum number of class A exchangeable shares that may be issued under the BNRE Restricted Stock Plan (the “BNRE Restricted Shares”) shall be equal to 10% of the issued and outstanding exchangeable shares from time to time, subject to adjustment in accordance with the provisions of the BNRE Restricted Stock Plan. Further, the number of class A exchangeable shares that may be issuable to insiders of our company at any time, or issued in any one year to insiders of our company, under any of our company’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding class A exchangeable shares and class B shares; and no more than 5% of the issued and outstanding class A exchangeable shares may be issued under these arrangements to any one person. In addition, the number of Brookfield Class A Shares that may be issuable to Brookfield Corporation insiders at any time, or issued in any one year to Brookfield Corporation insiders, under any of Brookfield Corporation’s security-based compensation arrangements together with the BNRE Restricted Stock Plan cannot exceed in either case 10% of the issued and outstanding Brookfield Class A Shares. The board administers the BNRE Restricted Stock Plan and determines the vesting period for each BNRE Restricted Share grant, which is generally 20% per year over five years commencing the first year after the grant. The BNRE Restricted Shares are not transferable until they are vested and no longer subject to any hold periods under the BNRE Restricted Stock Plan, other than in the event of death or as otherwise approved by the board. No incremental entitlements will be triggered by a change in control of our company under the BNRE Restricted Stock Plan. The BNRE Restricted Stock Plan contains an amending provision setting out the types of amendments which can be approved without shareholder approval and those which require shareholder approval. Shareholder approval will be required for any amendment that increases the number of class A exchangeable shares issuable under the BNRE Restricted Stock Plan, any amendment expanding the categories of eligible participants which may permit the introduction or reintroduction of non-employee directors of our company on a discretionary basis, any amendment to remove or exceed the insider participation limits, any amendment which would permit BNRE Restricted Shares to be transferable or assignable other than for normal estate planning purposes, any amendment which deletes or reduces the range of amendments requiring shareholder approval or other amendments required by law to be approved by shareholders. Shareholder approval will not be required for, among other matters, any amendment to the BNRE Restricted Stock Plan or any BNRE Restricted Share that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favourable tax treatment, that is to the vesting, termination or early termination provisions, and to suspend or terminate the BNRE Restricted Stock Plan.

At the meeting, our company is seeking the approval from our company’s shareholders in order to authorize the company to adopt the Escrowed Stock Plan. The Escrowed Stock Plan is intended to incent and retain designated executives or other persons designated by the board of directors for an extended period and to further align their long-term interests with those of other shareholders in a manner that is less dilutive than alternative long term ownership plans, such as option plans. The Escrowed Stock Plan will result in no net dilution over time because any newly issued exchangeable shares under the Escrowed Stock Plan will be fully offset by the cancellation of exchangeable shares. In addition, awards granted under the Escrowed Stock Plan are intended to replace other forms of compensation that our company may offer to executives or other persons designated by the board of directors, and not to increase the overall compensation received by those individuals. The number of exchangeable shares that may be issuable to insiders of our company at any time, or issued in any one year to insiders of our company, under any of our company’s security-based compensation arrangements, including under the Restricted Stock Plan or, if approved by our company’s shareholders, the Escrowed Stock Plan, cannot exceed, in either case, 10% of the issued and outstanding class A exchangeable shares and class B shares; and no more than 5% of the issued and outstanding exchangeable shares may be issued under these arrangements to any one person.

Effective March 22, 2024, our company internalized the services of the Chief Executive Officer, Chief Financial Officer and Chief Investment Officer and now employs these individuals directly. As such, all of our NEOs are now subject to our company’s clawback policy. Pursuant to our clawback policy, executive officers of our company may be required to pay our company an amount equal to some or all of any cash payments or equity awards granted or paid to an executive officer under the terms of any of our company’s incentive compensation or short- or long-term incentive plans (collectively, “Awards”). This payment may be required in the event an executive officer is determined to have engaged in conduct which the Compensation Committee determines is detrimental to our company. The Compensation Committee has full and final authority to make all determinations under the clawback policy including, without limitation, whether the clawback policy applies and if so, the amount of compensation to be repaid or forfeited by the executive officer. In order to protect our company’s reputation and competitive ability, executive officers of our company may be required to make such a payment if they engage in conduct that is detrimental to our company during or after the cessation of their employment with our company. Detrimental conduct includes any conduct or activity, whether or not related to the business of our company, that is determined in individual cases by the Compensation Committee, to constitute: (i) fraud, theft-in-office, embezzlement or other indictable offences; (ii) failure to abide by applicable financial reporting, disclosure and/or accounting guidelines; (iii) material violations of our company’s Code of Business Conduct and Ethics; or (iv) material violations of our company’s positive work environment policy (including the sexual harassment related provisions thereof). The clawback policy relates to any Awards received (i) on or after the date the executive officer is determined to have engaged in detrimental conduct and/or (ii) the two-year period prior to the date the executive officer is determined to have engaged in detrimental conduct. Where it is determined that the executive officer engaged in detrimental conduct, the Compensation Committee will have the ability to: (i) require the executive officer to re-pay any Award granted or paid to the executive officer; (ii) cancel/revoke any prior Award that has not yet vested, and any Award that has vested but has not yet been exercised by the executive officer; and/or (iii) require the executive officer to re-pay the cash value realized by the executive officer on any Award that has already vested to the executive officer.

Summary of Compensation

The following table sets out information concerning the compensation earned by, paid to or awarded to the NEOs during the year ended December 31, 2023. During 2023, our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business were employed by Brookfield Corporation and their services were provided to our company pursuant to the Administration Agreement on a cost recovery basis. Our company was not responsible for determining their compensation for the year ended December 31, 2023. The compensation information for our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business in the following table reflects the total compensation received in respect of all services provided to Brookfield.

Messrs. Shah, Corbett and Forestell are paid in Canadian dollars. Mr. Lorilla is paid in U.S. dollars and Mr. McConnie is paid in Barbadian dollars. All Canadian dollar compensation amounts have been converted into U.S. dollars at an exchange rate of C$1.00 = US$0.7411, which was the average exchange rate for 2023 as reported by Bloomberg, unless otherwise noted. All Barbadian dollar compensation amounts have been converted into U.S. dollars at an exchange rate of BBD$1.00 = US$0.50, which was the average exchange rate for 2023 as reported by Bloomberg, unless otherwise noted.

Summary of Compensation Table

				Share-based Awards			Options- based Awards

Name and Principal Position	Year	Annual Base Salary ($)	Annual Cash Bonus(a) ($)	Deferred Share Units (DSUs)(b) ($)	Restricted Shares (c) ($)	Escrowed Shares(d) ($)	Options(e) ($)	Pension Value ($)	All Other Compensation(f) ($)	Total Annual Compensation ($)

Sachin Shah Chief Executive Officer	2023	555,825	—	555,825	—	11,260,890	—	—	31,837	12,404,377

Lorenzo Lorilla Chief Investment Officer	2023	575,000	575,000	—	—	—	1,871,810	—	19,726	3,041,536

Thomas Corbett Chief Financial Officer	2023	352,023	352,023	—	370,550	—	935,905	—	27,838	2,038,338

Paul Forestell Chief Operating Officer	2023	389,078	389,078	—	—	—	624,041	—	421,273	1,823,469

Gregory McConnie Chief Executive Officer, NER SPC and NER Ltd.	2023	285,000	228,000	—	150,000	—	—	43,872	15,638	722,510

(a)	Each NEO is awarded an annual incentive which he or she can elect to receive in cash, DSUs or restricted shares. Sachin Shah elected to receive all of the annual incentive in DSUs.

(b)

Reflects DSUs issued in lieu of a cash bonus, at the election of the individual. DSU awards in this column for 2023 were awarded effective on February 16, 2024. The value in this column reflects the entire value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$0.7411. The number of DSUs was based on a price of US$40.03, the volume-weighted average price of the Brookfield Class A Shares on the NYSE for the five days preceding the award date of February 16, 2024.

(c)	The amount for 2023 restricted shares reflects Thomas Corbett’s award under the BNRE Restricted Stock Plan and Gregory McConnie’s award under Brookfield’s Restricted Stock Plan.

(d)

The amount for 2023 reflects an annual grant of escrowed shares for Sachin Shah made in February 2024. The value awarded under the escrowed stock plan for annual grants is determined by Brookfield Corporation and considers the stock market price of the Brookfield Class A Shares at the time of the award and the potential increase in value. For awards made in 2024, this is based on a hold period of 7.5 years, a volatility of 35.03%, a risk free rate of 4.23% and a dividend yield of 1.00%. This value for all grants has been discounted by 25% to reflect the five-year vesting.

(e)

The amounts for 2023 reflect annual grants of options. The value awarded under the MSOP for annual grants is determined by Brookfield and considers the stock market price of the Brookfield Class A Shares at the time of the award and the potential increase in value. For Thomas Corbett, Lorenzo Lorilla and Paul Forestell, this is based on Brookfield Corporation options with a hold of 7.5 years, a volatility of 35.03%, a risk free rate of 4.23% and a dividend yield of 1.00%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting.

(f)

These amounts include annual retirement savings contributions, group benefits, participation in the executive benefits program and, for Gregory McConnie, costs associated with the provision of a corporate vehicle, and for Paul Forestell, a payment of $391,547 in respect of a special cash retention award for continuing as a key executive of Brookfield Annuity Holdings Inc.

Option Awards and Share-Based Awards at December 31, 2023

The following table shows the Brookfield Corporation options, restricted shares, escrowed shares and DSUs outstanding at December 31, 2023.

						Share-Based Awards

	Option Awards Vested and Unvested		Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)

Name	Number of Securities Underlying Unexercised Options (#)	Market Value of Unexercised in-the-money Options(a,b) ($)	Number of Unvested RSs (#)	Market Value of Unvested RSs(b) ($)	Market Value of Vested RS(b) ($)	Number of Unvested ESs(c) (#)	Market Value of Unvested ESs(b,c) ($)	Market Value of Vested ESs(b,c) ($)	Number of Unvested DSUs (#)	Market Value of Unvested DSUs(b) ($)	Market Value of Vested DSUs(b) ($)

Sachin Shah	-	-	-	-	-	5,108,427	25,821,03	4,139,3	-	-

Lorenzo Lorilla	172,050	537,096	15,195	609,625	38,668	-	-	-	-	-	-

Thomas Corbett	136,675	719,925	8,748	350,920	77,466	-	-	-	-	-	443,740

Paul Forestell	92,575	238,699	2,864	114,871	77,633	-	-	-	-	-	-

Gregory McConnie	33,000	699,015	5,560	223,082	-	-	-	-	-	-	-

(a)	The market value of the options is the amount by which the closing price of the Brookfield Class A Shares on December 29, 2023 exceeded the exercise price of the options.

(b)

All values are calculated using the closing price of a Brookfield Class A Share on December 29, 2023 on the TSX and NYSE, as applicable, according to the currency in which the awards were originally made. The closing price of a Brookfield Class A Share on the TSX on December 29, 2023 was $40.11 (C$53.15 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 29, 2023 of C$1.00 = US$0.7547) and $40.12 on the NYSE, as applicable.

(c)

The value of the escrowed shares is equal to the value of the Brookfield Class A Shares held by the applicable escrow company less the net liabilities and preferred share obligations of such escrow company.

Outstanding Option Awards at December 31, 2023

The following table shows the details of each Brookfield Corporation option outstanding at December 31, 2023.

	Option-based Awards

Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options(a) ($)

Lorenzo Lorilla	29,000	46.62	2/17/2032	-

	143,050	36.37	2/16/2033	537,096

Thomas Corbett	15,750	24.14	2/25/2029	251,624

	11,400	31.64	12/13/2029	96,623

	2,250	37.03	2/24/2030	6,964

	14,550	35.56	2/21/2031	66,317

	13,250	46.62	2/17/2032	-

	79,475	36.37	2/16/2033	298,397

	Option-based Awards

Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options(a) ($)

Paul Forestell	29,000	46.62	2/17/2032	-

	63,575	36.37	2/16/2033	238,699

Gregory McConnie	11,250	19.83	2/23/2025	228,255

	10,500	16.70	2/22/2026	245,932

	11,250	20.14	2/16/2027	224,828

Notes:

(a)

The market value of the options is the amount by which the closing price of the Brookfield Class A Shares on December 29, 2023 exceeded the exercise price of the options. All values are calculated using the closing price of a Brookfield Class A Share on December 29, 2023 on the TSX and on the NYSE, as applicable. The closing price of a Brookfield Class A Share on the TSX on December 29, 2023 was $40.11 (C$53.15 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 29, 2023 of C$1.00 = US$0.7547) and $40.12 on the NYSE, as applicable.

Value Vested or Earned During 2023

The following table shows the value of all options, share-based awards, and non-equity plan compensation which vested during 2023.

	Value Vested During 2023(a)

Named Executive Officer	Options(b) ($)	DSUs(c) ($)	Restricted Shares(d) ($)	Escrowed Shares ($)	Non-equity incentive plan compensation – Value earned during the year

Sachin Shah	-	-	-	-	555,825

Lorenzo Lorilla	-	-	14,852	-	575,000

Thomas Corbett	35,115	118,955	42,072	-	352,023

Paul Forestell	-	-	32,202	-	389,078

Gregory McConnie	-	-	108,081	-	228,000

Notes:

(a) All values are calculated using the closing price of a Brookfield Class A Share on the vesting date on the TSX and on the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2023 of C$1.00 = US$0.7547. The value of the escrowed shares is equal to the value of the Brookfield Class A Shares held by the escrow company less the net liabilities and preferred share obligations of the escrow company.

(b) Values represent the amount by which the value of Brookfield Class A Shares exceeded the exercise price on the day the options vested.

(c) Values in this column represent the value of Brookfield DSUs vested in 2023, including DSUs awarded on February 17, 2023 in lieu of the cash bonus related to performance in 2022.

(d) Values in this column represent the value of restricted shares vested in 2023, including restricted shares awarded in lieu of the cash bonus related to performance in 2022.

Pension and Retirement Benefits

With the exception of Mr. McConnie, our NEOs do not participate in any registered defined benefit or defined contribution plans or any other post-retirement supplementary compensation plans. The NEOs based in Canada receive an annual contribution to their registered retirement savings plans equal to 6% of their base salary, subject to an annual RRSP contribution limit established by the CRA.

Mr. McConnie participates in a defined contribution pension plan sponsored by Brookfield International Bank Inc. The employer contribution for Mr. McConnie under the plan is equal to 15% of his annual base salary. Mr. McConnie’s pension entitlement under the plan is fully vested as he has over 36 months of continuous service with Brookfield. Membership in the plan terminates upon cessation of employment. The retirement age under the plan is 65 years.

The following table sets forth details regarding Mr. McConnie’s participation in the defined contribution pension plan in respect of 2023.

Name	Accumulated value at start of year	Compensatory	Accumulated value at year end

Gregory McConnie	$723,373	$43,872	$809,499

Termination and Change of Control Benefits

With the exception of Mr. McConnie, there are no employment contracts between the NEOs and our company or Brookfield Corporation. With the exception of Mr. McConnie, none of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with our company or Brookfield Corporation.

Pursuant to his employment agreement, in the event that Mr. McConnie’s employment is terminated by his employer, he is eligible to receive a severance payment as determined under the Severance Payments Act of Barbados (Chapter 355A), plus a one-time payment in the amount of BBD$300,000 (equivalent to US$150,000 at an exchange rate of BBD$1.00 = US$0.50).

The following table provides a summary of the termination provisions in Brookfield Corporation’s long-term incentive plans and the BNRE Restricted Stock Plan. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment. Exceptions are approved by the chair of Brookfield Corporation’s compensation committee or its board of directors, depending on the circumstances, in respect of Brookfield Corporation’s long-term incentive plans or by the Compensation Committee or the board, depending on the circumstances, in respect of the BNRE Restricted Stock Plan.

Termination Event	DSUs	Options	Restricted Shares / Escrowed Shares

Retirement (as determined at the discretion of applicable board of directors)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Vesting ceases on retirement. Vested options are exercisable until their expiration date. Unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination Without Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.

Upon date of termination, all unvested options are cancelled and vested options continue to be exercisable for 60 days (a) from the termination date, after which unexercised options are cancelled immediately.

Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination With Cause	Upon date of termination, all unvested and vested units are forfeited, with the exception of DSUs awarded as a result of a participant’s election to take their annual bonus in the form of DSUs.	Upon date of termination, all vested and unvested options are cancelled.	Upon date of termination, all vested and unvested shares are forfeited.

Resignation	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, all vested and unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, and remain subject to the hold period. Unvested shares are forfeited.

Death	Vested units are redeemable on the date of death. Unvested units are forfeited.	Options continue to vest and are exercisable for six months following date of death(a) after which all unexercised options are cancelled immediately.	Vested shares are redeemable on the date of death, and remain subject to the hold period. Unvested shares are forfeited.

(a)  Up to but not beyond the expiry date of options.

Part Eight – Other Information

Indebtedness of Directors, Officers and Employees

To the knowledge of our company, no current or former director, officer or employee of our company, nor any associate or affiliate of any of them, is or was indebted to our company at any time since its formation.

As at the date of this Circular, none of the directors, officers, employees and former directors, officers and employees of the company or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to the company or to another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the company or any of their respective subsidiaries. There is no indebtedness to the company by current and former directors, officers or employees of the company or any of their respective subsidiaries, nor any of their associates, in connection with the purchase of securities of the company.

Audit Committee

The Audit Committee is responsible for monitoring our company’s systems and procedures for financial reporting and associated internal controls, and the performance of our company’s external and internal auditors. It is responsible for reviewing certain public disclosure documents before their approval by our full board of directors and release to the public, such as our company’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending the independent registered public accounting firm to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor, subject to the Audit Committee’s Audit Policy. The Audit Committee will meet regularly in private session with our company’s external auditor and internal auditors, without management present, to discuss and review specific issues as appropriate. In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under Canadian and U.S. securities laws, in that their directors’ fees must be and are the only compensation they receive, directly or indirectly, from our company. Further, the Audit Committee requires that all its members disclose any form of association with a present or former internal or external auditor of our company to our board for a determination as to whether this association affects the independent status of the director.

Additional Information

Our company is subject to the information filing requirements of the U.S. Exchange Act, and accordingly we are required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we file annual reports on Form 20-F and other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers.

Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the U.S. Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the U.S. Exchange Act. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically with the SEC. The address of the SEC internet site is www.sec.gov.

Our website is at bnre.brookfield.com. In addition, our company is required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR+ profile at www.sedarplus.com. Written requests for such documents may be obtained on request without charge from our Corporate Secretary by mail at Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, Bermuda HM08, by telephone at 441-294-3316, or by email at bnre.enquiries@brookfield.com.

Other Business

The company knows of no other matter to come before the meeting other than the matters referred to in the Notice of Annual General and Special Meeting of Shareholders dated June 14, 2024.

Directors’ Approval

The contents and posting of this Circular have been approved by the directors of the company.

By Order of the Board

William Cox
June 14, 2024	William Cox
Lead Independent Director

Appendix A – Resolutions to be Approved

at the Meeting

Return of Capital Resolution

BE IT RESOLVED:

1.

THAT on the recommendation of the board (the “Board”) of directors (each a “Director”, and collectively, the “Directors”) of Brookfield Reinsurance Ltd. (the “company”), the company will make: (i) four quarterly returns of capital (each, a “Quarterly Capital Return” and together the “Quarterly Capital Returns”) to the holders on each Record Date (as defined below) of the company’s class A exchangeable limited voting shares (the “class A exchangeable shares”), class A-1 exchangeable non-voting shares (the “class A-1 exchangeable shares”) and the class B limited voting shares (the “class B shares”), (ii) one annual return of capital to the holders on the applicable Record Date of the class A junior preferred shares, series 1 (the “Class A Junior Preferred Shares, Series 1”), and (iii) one annual return of capital to the holders on the applicable Record Date of the class A junior preferred shares, series 2 (the “Class A Junior Preferred Shares, Series 2” and together with the Class A Junior Preferred Shares, Series 1, the “Class A Junior Preferred Shares”) in the following manner:

(a)	effective on or about each of September 27, 2024, December 31, 2024, March 31, 2025 and June 30, 2025, or in each case, as otherwise determined by the Board:

(i)

in the case of the class A exchangeable shares, a Quarterly Capital Return up to the aggregate amount of $15,000,000 (the “Class A Capital Return”), with such precise amount to be determined by the Board, which amount has been calculated assuming the completion of the Re-Designation Amendment;

(ii)

in the case of the class A-1 exchangeable shares, a Quarterly Capital Return up to the aggregate amount of $15,000,000 (the “Class A-1 Capital Return”), with such precise amount to be determined by the Board, which amount has been calculated assuming the Re-Designation Amendment has not been completed; and

(iii)	in the case of the class B shares, a Quarterly Capital Return up to the aggregate amount of $10,000 (the “Class B Capital Return”), with such precise amount to be determined by the Board;

(b)

effective on or about December 13, 2024, or as otherwise determined by the Board, in the case of the Class A Junior Preferred Shares, Series 1, an annual capital return (the “Series 1 Annual Capital Return”) up to the aggregate amount of $350,000,000 (the “Series 1 Capital Return”) with the precise amount to be determined by the Board; and

(c)

effective on or about September 15, 2024, or as otherwise determined by the Board in the case of the Class A Junior Preferred Shares, Series 2 an annual capital return (the “Series 2 Annual Capital Return”) up to the aggregate amount of $15,000,000 (the “Series 2 Capital Return”) with the precise amount to be determined by the Board;

2.	AND THAT as of June 14, 2024:

(a)

the authorized share capital of the company is C$27,500,000,000 and $78,525,169,600 and the amount of authorized share capital at such date that consisted of the class A exchangeable shares, class A-1 exchangeable shares, class B shares and the Class A Junior Preferred Shares was:

(i)	1,000,000,000 class A exchangeable shares of par value $33.339 each;

(ii)	500,000,000 class A-1 exchangeable shares of par value $33.339 each;

(iii)	500,000 class B shares of par value $33.339 each; and

(iv)	25,000,000,000 Class A Junior Preferred Shares of par value $25.00 each;

(b)

the issued share capital of the company is $4,088,041,238.9380 and the amount of issued share capital at such date that consisted of the class A exchangeable shares, class A-1 exchangeable shares, class B shares and the Class A Junior Preferred Shares was:

(i)	16,899,571 class A exchangeable shares of par value $33.339 each;

(ii)	26,505,771 class A-1 exchangeable shares of par value $33.339 each;

(iii)	24,000 class B shares of par value $33.339 each; and

(iv)	100,460,280 Class A Junior Preferred Shares of par value $25.00 each;

3.

AND THAT each Quarterly Capital Return will be effected by way of a reduction to the authorized and issued share capital of the company, pursuant to which effective on or about each of September 27, 2024, December 31, 2024, March 31, 2025 and June 30, 2025, or in each case, as otherwise determined by the Board:

(a)

the par value of each class A exchangeable share will be reduced by up to the Class A Capital Return divided by the number of class A exchangeable shares then issued and outstanding, with the precise amount to be determined by the Board;

(b)

the par value of each class A-1 exchangeable share will be reduced by up to the Class A-1 Capital Return divided by the number of class A-1 exchangeable share then issued and outstanding, with the precise amount to be determined by the Board; and

(c)

the par value of each class B share will be reduced by up to the Class B Capital Return divided by the number of class B shares then issued and outstanding, with the precise amount to be determined by the Board;

4.

AND THAT the Series 1 Annual Capital Return will be effected by way of a reduction to the authorized and issued share capital of the company, pursuant to which effective on or about December 13, 2024, or as otherwise determined by the Board the par value of each Class A Junior Preferred Shares, Series 1 will be reduced by up to the Series 1 Capital Return divided by the number of Class A Junior Preferred Shares, Series 1 then issued and outstanding, with the precise amount to be determined by the Board;

5.

AND THAT the Series 2 Annual Capital Return will be effected by way of a reduction to the authorized and issued share capital of the company, pursuant to which effective on or about September 13, 2024, or as otherwise determined by the Board the par value of each Class A Junior Preferred Shares, Series 2 will be reduced by up to the Series 2 Capital Return divided by the number of Class A Junior Preferred Shares, Series 2 then issued and outstanding, with the precise amount to be determined by the Board;

6.

AND THAT the completion of each Quarterly Capital Return, the Series 1 Annual Capital Return and the Series 2 Annual Capital Return will be contingent on receipt by the Board of a confirmation by the chief financial officer of the company that the company will be able to pay its liabilities as they become due on and after the each Quarterly Capital Return, Series 1 Annual Capital Return, Series 2 Annual Capital Return and corresponding reduction to the authorized share capital;

7.	AND THAT the Board be and is hereby authorized to set a record date (each, a “Record Date”) for each Quarterly Capital Return, Series 1 Annual Capital Return and Series 2 Annual Capital Return;

8.

AND THAT notwithstanding anything contained in the foregoing resolutions, if there are no class A-1 exchangeable shares in issue on any Record Date, and therefore, no Quarterly Capital Return in respect of the class A-1 exchangeable shares can be effected at such time, the par value of each class A-1 exchangeable share shall be reduced by an amount equal to the reduction amount of the par value of each class A exchangeable share at each such Quarterly Capital Return in order to ensure that, at all times, the par value of the class A exchangeable shares is equal to the par value of the class A-1 exchangeable shares;

9.

AND THAT the Board be and is hereby authorized to effect the Quarterly Capital Returns, the Series 1 Annual Capital Return and the Series 2 Annual Capital Return and to determine as it thinks expedient any and all matters in connection therewith including any determination to be made for or on behalf of the Company pursuant to section 46 of the Companies Act 1981 of Bermuda and any other such matter not specifically resolved herein;

10.

AND THAT the Board be and is hereby authorized and empowered, if they decide not to proceed with the aforementioned resolutions, to revoke these resolutions at any time, without further notice to or approval of the company shareholders.

Name Change Resolution

BE IT RESOLVED:

1.	THAT the company is hereby authorized to change its name from “Brookfield Reinsurance Ltd.” to “Brookfield Wealth Solutions Ltd.”.

2.

AND THAT the board of directors is hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time, without further notice to or approval of the company shareholders;

3.

AND THAT any director or officer of the company is hereby authorized and directed for an on behalf of the company to make the requisite filing with the Registrar of Companies, in order to give effect to this resolution and to execute and deliver all such other documents and to do all such acts and things as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

The Bye-Law Amendment Resolution

BE IT RESOLVED:

1.	THAT the second amended and restated bye-laws of the company be amended and restated in substantially the form set out in Appendix “B” attached hereto;

2.	AND THAT the board of directors is hereby authorized to revoke all or any part of this resolution prior to giving effect thereto;

3.

AND THAT any director or officer of the company is hereby authorized and directed for and on behalf of the company to make the requisite filing, if any, with the Registrar of Companies, in order to give effect to this resolution and to execute and deliver all such other documents and to do all such acts and things as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

Re-Designation Resolution

BE IT RESOLVED:

1.

THAT the second amended and restated bye-laws of the company be amended and restated in substantially the form set out in sections 2.25 to 2.29 of Appendix “B” attached hereto to effect the re-designation of all issued and outstanding class A-1 exchangeable shares of our company into class A exchangeable shares;

2.	AND THAT the board of directors is hereby authorized to revoke all or any part of this resolution prior to giving effect thereto;

3.

AND THAT any director or officer of the company is hereby authorized and directed for and on behalf of the company to make the requisite filing, if any, with the Registrar of Companies, in order to give effect to this ordinary resolution and to execute and deliver all such other documents and to do all such acts and things as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

The Escrowed Stock Plan Resolution

BE IT RESOLVED:

1.

THAT subject to the requisite approvals of the Toronto Stock Exchange and all other applicable regulatory authorities, the Escrowed Stock Plan as more particularly described in the accompanying management information circular is hereby approved;

2.	AND THAT a maximum of 4,000,000 class A exchangeable limited voting shares and/or class A-1 exchangeable non-voting shares of the company may be issued under the Escrowed Stock Plan;

3.

AND THAT the board of directors is hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke all or any part of this resolution at any time prior to giving effect thereto without further notice to or approval of the company’s shareholders;

4.

AND THAT any director or officer of the company is hereby authorized and directed for and on behalf of the company to do all such things and execute all such documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and stock exchanges, as may be necessary or desirable to give effect to this resolution and the matter authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action.

Share Issuance Resolution

BE IT RESOLVED:

1.

THAT, on the recommendation of the board of directors, the issuance or delivery of up to 150,000,000 exchangeable shares, directly or indirectly, in connection with one or more reverse exchange offers or similar transactions having a similar effect (including any initial issuance of exchangeable shares to a Brookfield Acquiror (as defined in the Circular) for subsequent delivery to Brookfield Corporation shareholders), as more particularly described and set forth in the management information circular of the company, is hereby authorized and approved;

2.

AND THAT the board of directors is hereby authorized to revoke all or any part of this resolution at any time prior to giving effect thereto without further notice to or approval of the company’s shareholders;

3.

AND THAT any director or officer of the company be and each is hereby authorized, directed and empowered, in the name of and on behalf of the company, to execute (whether under hand as a deed or otherwise, whichever is necessary or desirable), certify, deliver, file and record such other agreements, documents, instruments, pledges, financing statements, certificates and other writings, and to take such actions, including but not limited to paying or causing to be paid all liabilities, expenses and costs, as the director or officer acting may deem necessary or advisable to carry out the intent and purposes of the foregoing resolutions, such determination to be conclusively evidenced by such execution, certification, delivery, filing, recording and/or taking such actions on behalf of the company.

Appendix B – Extract of Proposed Bye-Law

Amendments

See attached.

~~SECOND~~THIRD AMENDED AND RESTATED BYE-LAWS (AS AMENDED)

OF

BROOKFIELD ~~ASSET MANAGEMENT~~ REINSURANCE ~~PARTNERS~~ LTD.

(TO BE RENAMED “BROOKFIELD WEALTH SOLUTIONS LTD.”)

The undersigned HEREBY CERTIFIES that the attached Bye-Laws are a true copy of the Bye-Laws of Brookfield Reinsurance Ltd. (~~formerly~~ To be renamed “Brookfield ~~Asset Management Reinsurance Partners~~Wealth Solutions Ltd.”) as amended and restated by a Resolution on ~~August 17, 2023~~July 22, 2024 with effect on,     2024.

/s/ Gregory E.A. Morrison

Director

~~SECOND~~THIRD AMENDED AND RESTATED BYE–LAWS ~~(AS AMENDED)~~

OF

BROOKFIELD ~~ASSET MANAGEMENT~~ REINSURANCE ~~PARTNERS~~ LTD.

         (To be renamed “Brookfield Wealth Solutions Ltd.”)

(as amended and restated by a Resolution dated ~~August 17, 2023~~July 22, 2024 with effect on ,     2024.)

DEFINITIONS AND INTERPRETATION

1.	In these Bye-Laws, unless the context otherwise requires:

***

Company: Brookfield ~~Asset Management~~ Reinsurance ~~Partners~~Ltd. (to be renamed “Brookfield Wealth Solutions Ltd.”), a company incorporated in Bermuda on December 16, 2020;

***

61.

Subject to Bye-Law 147 and to any rights or restrictions attached to any class of shares, at any meeting of the Company, each Shareholder present in person and each person holding a valid proxy at such meeting shall be entitled to vote on any question to be decided on a show of hands and each Shareholder present in person and each person holding a valid proxy at such meeting shall be entitled on a poll, subject to the restrictions as set forth on Schedule A hereto, to vote for each share held by him.

***

85.

Each holder of shares of a class or series of shares of the Company entitled to vote in an election of directors has the right, subject to the restrictions as set forth on Schedule A hereto, to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

***

ALTERATION OF BYE-LAWS

168.	These Bye-Laws may be revoked or amended only by the Board, which may from time to time revoke or amend them in any way by a resolution of the Board passed by a majority of the Directors then in office and eligible to vote on that resolution~~, but no~~. No such revocation or amendment shall be operative unless and until it is approved at a subsequent general meeting of the Company by the Shareholders, by resolution passed or adopted by: (i) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of Class A Shares who vote in respect of the resolution; and (ii) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of the Class B Shares who vote in respect of the resolution. When a revocation or amendment to the Bye-Laws is submitted to the Shareholders at a subsequent general meeting for approval, the Company shall specify to Shareholders whether such revocation or amendment takes effect:

(a)	immediately upon approval by the relevant Shareholders;

(b)	on a specified later date;

(c)	upon the occurrence of a specified event; or

(d)	on a date to be determined at the Board’s discretion, not later than fifteen (15) months from the date of approval by the Shareholders.

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Schedule A

PART 1

INTERPRETATION

Definitions

1.1     In “Schedule A” of these Bye-Laws, all words and expressions used in this Schedule “A” that are defined in the Bye-Laws have the meanings ascribed to such words and expressions in the Bye-Laws, unless the context otherwise requires, and:

***

(d)

~~(c)~~ “~~BAM~~BN” means Brookfield Corporation (formerly Brookfield Asset Management Inc.), a corporation existing under the Laws of the Province of Ontario, and is deemed to refer to all successors, including, without limitation, by operation of Law;

***

(dd) “Company” means Brookfield ~~Asset Management~~ Reinsurance ~~Partners~~Ltd. (to be renamed “Brookfield Wealth Solutions Ltd.”);

(ee)  “Company Re-Designation Notice” has the meaning as provided in section 2.26;

(ff)  “Company Re-Designation Right” has the meaning as provided in section 2.25;

(gg)  “Company Specified Re-Designation Date” has the meaning as provided in section 2.25;

***

(nn) “Excess Class A Shares” has the meaning as provided in section 2.10;

***

(uu)  ~~(qq)~~ “Exchange Factor” means 1.0; provided that in the event that:

***

(iv) ~~BAM~~BN or one of its subsidiaries makes a payment in respect of a tender or exchange offer for the ~~BAM~~BN Shares (but excluding for all purposes any tender or exchange offer involving an offer to exchange ~~BAM~~BN Shares for Class A Shares or any other security that is economically equivalent to ~~BAM~~BN Shares), to the extent that the cash and value of any other consideration included in the payment per ~~BAM~~BN Share exceeds the average of the ~~BAM~~BN Share Value over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the “Expiration Date”), then the Exchange Factor shall be adjusted to equal the amount determined by multiplying the Exchange Factor in effect immediately prior to the Open of Business on the Trading Day next succeeding the Expiration Date by a fraction (a) the numerator of which shall be (x) the sum of the aggregate value of all cash and any other consideration (as determined by the ~~BAM~~BN Board) paid or payable in respect of ~~BAM~~BN Shares in such tender or exchange offer plus (y) the average of the ~~BAM~~BN Share Value over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the Expiration Date multiplied by the number of ~~BAM~~BN Shares issued and outstanding immediately after the Expiration Date (after giving effect to the purchase of all ~~BAM~~BN Shares accepted for purchase or exchange in such tender or exchange offer, without duplication), and (b) the denominator of which shall be the number of ~~BAM~~BN Shares issued and outstanding immediately prior to the Expiration Date (before giving effect to the purchase of all ~~BAM~~BN Shares accepted for purchase or exchange in such tender or exchange offer) multiplied by the average of the ~~BAM~~BN Share Value over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the Expiration Date.

For greater certainty, no adjustment under this clause (iv) will be made for any normal course issuer bid or similar stock buyback, which includes any tender or exchange offer, whether or not made through the facilities of a stock exchange, for an amount equal to 10% or less of the outstanding BN Shares prior to the commencement of the bid or buyback. Any adjustment under this clause (iv) will be made immediately after the Close of Business on the tenth (10th) Trading Day immediately following, and including, the Trading Day next succeeding the Expiration Date and shall be given effect as of the Open of Business on the day next succeeding the Expiration Date.

Notwithstanding the foregoing, in respect of any exchange by a Exchangeable Shareholder during the Valuation Period, references above to “ten (10) consecutive Trading Days” shall be deemed for such holder to be replaced with such lesser number of Trading Days as have elapsed between the Expiration Date and the Trading Day immediately preceding the Exchange Date in determining the Exchange Factor.

***

(xxx)  “Ten Percent Shareholder” means a Person who owns or controls Class A Shares that would, but for Section 2.10 and Section 2.11 of these Bye-Laws, allow such Person to exercise more than 9.9% of the total voting rights of all of the issued and outstanding Class A Shares of the Company;

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VOTING

Voting Rights of Class A Shares

2.7  Except as expressly provided herein, each Class A Shareholder will be entitled to receive notice of, and to attend and vote at, all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Each Class A Shareholder shall be entitled, subject to Section 2.10 and Section 2.11, to cast one vote for each Class A Share held at the record date for the determination of shareholders entitled to vote on any matter. Except as required by Law and except for any matter that only requires the approval of the holders of the Class C Shares as set out in this Schedule “A” and except for voting in respect of the election of Directors, all resolutions of shareholders must be passed or adopted by: (i) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of Class A Shares who vote in respect of the resolution, and (ii) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of Class B Shares who vote in respect of the resolution. For greater certainty, at any time that there are no Class A Shares outstanding, no approval of the holders of Class A Shares will be required for any resolution and at any time that there are no Class B Shares outstanding, no approval of the holders of Class B Shares will be required for any resolution.

2.8   Subject to any rights of the holders of any series of Preferred Shares to elect directors under specified circumstances, the holders of the outstanding Class A Shares shall be entitled to elect one-half of the Board, provided that, at any time that there are no Class B Shares outstanding, the Class A Shares will be entitled to elect the full Board.

2.9   As provided for in Bye-Law 85, and subject to Section 2.10 and Section 2.11, each holder of Class A Shares has the right to cast a number of votes equal to the number of votes attached to the Class A Shares held by the holder multiplied by the number of directors designated for election by all holders of Class A Shares. A holder of Class A Shares may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

Restriction on Voting Rights of Class A Shares

2.10    Notwithstanding anything else in these Bye-laws to the contrary, to the extent that, for any reason and by any means, a Person, whether or not an existing Class A Shareholder, owns or controls directly, indirectly or by attribution Class A Shares which represent in excess of 9.9% of the issued and outstanding Class A Shares of the Company, then all Class A Shares which such Person may own or control directly, indirectly or by attribution in excess of 9.9% of the issued and outstanding Class A Shares of the Company (such excess shares, the “Excess Class A Shares”) shall be deemed to carry no voting rights whatsoever in the hands of the Class A Shareholder actually owning such shares for the purpose of the calculation of any vote which may or which is required to be taken at any meeting of the shareholders of the Company for any purpose.

2.11    Where shares actually owned by more than one Class A Shareholder are treated as owned or controlled by a Person for purposes of Section 2.10, the Company shall determine which Excess Class A Shares deemed owned or controlled directly, indirectly or by attribution by such Person represent in excess of 9.9% of the issued and outstanding Class A Shares of the Company, and, accordingly, which Class A Shareholder or Class A Shareholders shall have their voting rights reduced. The Excess Class A Shares of such Class A Shareholder or Class A Shareholders which are determined by the Company to represent in excess of 9.9% of the issued and outstanding Class A Shares of the Company shall be allocated for voting purposes to all the other Class A Shareholders of the Company as closely as practicable, pro rata, including if necessary, through the allocation of a fraction of a vote, to the shareholdings of such other Class A Shareholders; provided, however, that no other Class A Shareholder shall be allocated voting rights pursuant to this Section 2.11 if to do so would (i) render such other Class A Shareholder a Ten Percent Shareholder, (ii) render some other Person a Ten Percent Shareholder, or (iii) increase the voting rights attached to the Class A Shares owned or controlled by an existing Ten Percent Shareholder. In the event that a reallocation of voting rights pursuant to this Section 2.11 would result in an event described in clause (i), (ii) or (iii), voting rights shall be reallocated as closely as practicable, pro rata, including if necessary, through the allocation of a fraction of a vote, among other Class A Shareholders in a manner that does not result in an event described in clauses (i), (ii) or (iii). The adjustments of voting power and allocation of voting rights pursuant to this

Section 2.11 shall apply repeatedly until such re-allocation does not result in an event described in clauses (i), (ii) or (iii). Notwithstanding the foregoing, after having applied the provisions hereof as best as it considers reasonably practicable, the Company may make such adjustments to the voting rights conferred by the Excess Class A Shares of any Person that the Company shall consider fair and reasonable under all the applicable facts and circumstances to ensure that such Excess Class A Shares represent no more than 9.9% of the aggregate voting rights of all of the issued and outstanding Class A Shares of the Company at any time. The Company may, in its sole discretion, retain the services of a third party firm or organization with relevant professional capabilities in order to assist the Company in administering Section 2.10 and Section 2.11.

2.12    The Company may, by notice in writing, require any Class A Shareholder or prospective acquiror of Class A Shares of the Company (including its publicly held Class A Shares) to provide, within not less than ten (10) business days, complete and accurate information to the Company’s registered office or such other place as the Company may reasonably designate, information including: (i) the number of Class A Shares of the Company in which such Person is legally or beneficially interested; (ii) the Persons who are beneficially interested in Class A Shares of the Company in respect of which such Person is the registered holder; (iii) the relationship, association or affiliation of such Person with any other Class A Shareholder or Person whether by means of common control or ownership or otherwise; or (iv) any other facts or matters which the Company may consider relevant to the determination of the number of Class A Shares attributable to any Person. If any Class A Shareholder or Person or prospective acquiror of Class A Shares of the Company does not respond to any notice given pursuant to this Section 2.12 within the time specified in such notice, or the Company shall have reason to believe that any information provided in relation thereto is incomplete or inaccurate, the Company may determine, acting in good faith, that the votes attaching to any Class A Shares of the Company registered in the name of such Class A Shareholder or Person or prospective acquiror shall be disregarded for all purposes until such time as a response (or additional response) to such notice reasonably satisfactory to the Company has been received as specified therein.

2.13    Any direct or indirect holder of Class A Shares shall give notice to the Company within ten days following the date that such holder acquires actual knowledge that it owns or controls directly, indirectly or by attribution Class A Shares which represent in excess of 9.9% of the issued and outstanding Class A Shares of the Company (without giving effect to voting power adjustments and/or reallocations under Section 2.10 and Section 2.11).

2.14    Any information provided by any shareholder to the Company pursuant to Section 2.12 and Section 2.13 or for purposes of making the analysis required by Section 2.10 and Section 2.11, shall be used by the Company solely for the purposes contemplated therein (except as may be required otherwise by applicable law or regulation). For the avoidance of doubt, the Company shall be permitted, but not required, to disclose to shareholders and others the relative voting percentages of all shareholders after application of the voting power adjustments and/or reallocations under Section 2.10 and Section 2.11.

2.15    Each of the Board and the Company shall not be liable to the fullest extent permitted by applicable law to its shareholders or any other Person whatsoever for any errors in judgment made by it in interpreting or enforcing the restrictions set forth in Section 2.10 and Section 2.11 so long as the Board and/or the Company shall have acted in good faith.

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Automatic Re-Designation

2.25    On ∎, 2024 at ∎ [am/pm] (Eastern Time) (the “Company Specified Re-Designation Date”), the Company shall re-designate all, but not less than all, issued and outstanding Class A-1 Shares held by each Class A-1 Shareholder into Class A Shares on a one for one basis automatically and without any further action (the “Company Re-Designation Right”). Except as hereinafter provided under Section 2.26, no notice of re-designation or other act or formality on the part of the Company shall be required for the Company in connection with the Company Re-Designation Right.

2.26    The Company shall notify the Transfer Agent in writing, as agent for the holders of Class A-1 Shares and provide notice to Class A-1 Shareholders through a press release (a “Company Re-Designation Notice”) in advance of the Company Specified Re-Designation Date.

2.27    No Notice of Exchange that requires BN to acquire any Class A-1 Shares in accordance with Section 2.19 purported to be delivered to the Company or the Transfer Agent one (1) Business Day or less prior to the Company Specified Re-Designation Date will be accepted and no Exchange Right will be satisfied in respect of such Notice of Exchange.

2.28    Subject to any applicable Laws, the Company will, on the Company Specified Re-Designation Date, re-designate all, but not less than all, issued and outstanding Class A-1 Shares held by Class A-1 Shareholders into the requisite number of Class A Shares on a one for one basis. The Transfer Agent or the Company, as applicable, shall update the Register to reflect the re-designation of the Class A-1 Shares into Class A Shares effective concurrently therewith.

2.29    Any Class A-1 Shareholder shall have no further right, with respect to any Class A-1 Shares re-designated pursuant to Section 2.25, to receive any distributions on the Class A-1 Shares with a Record Date on or after the Company Specified Conversion Date. Each Class A-1 Shareholder shall continue to own each Class A-1 Share, and be treated as a Class A-1 Shareholder with respect to each such Class A-1 Share for all other purposes of these Bye-Laws, until such Class A-1 Share has been re-designated in accordance with Section 2.25.

Brookfield Reinsurance Ltd.

bnre.brookfield.com

NYSE & TSX: BNRE | BNRE.A